Filed by Rentrak Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Rentrak Corporation

Commission File No.: 000-15159

Date: October 15, 2015

The following document is an updated version of the document filed by Rentrak Corporation on October 6, 2015, which includes material that was omitted from the original document due to technical difficulties with the transcription process.

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EDITED TRANSCRIPT

RENT - Rentrak Corp Investor Day

EVENT DATE/TIME: OCTOBER 01, 2015 / 04:30PM GMT

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

CORPORATE PARTICIPANTS

Bill Livek Rentrak - Vice Chairman and CEO

Irwin Gotlieb GroupM - Global Chairman

Serge Matta comScore - President and CEO

Caroline Horner Rentrak - Senior Vice President, Product Innovation

Andrew Appel IRI - President and CEO

Keith Camoosa Magna Global - Executive Vice President, Managing Director, Research and Analytics

John Dempsey Oracle Data Cloud - Senior Director, Mobile

Chris Ryan Scripps Networks - Vice President, Sales Research & Strategy

Dave Boylan Rentrak - Board Member

Steve Lanzano Television Bureau of Advertising - President and Chief Executive Officer

Brent McGoldrick Deep Root Analytics - CEO

Scott Tranter Optimus - Partner and Founder

Derek Turner AMG - Product Development Director

Peter Bouchard Civis Analytics - Director of Media Science

Chris Wilson Rentrak - President - National Television

Chris Aronson 20th Century Fox - President of Domestic Distribution

Paul Dergarabedian

Michael Bologna

Steve Walsh Rentrak - Head of Sales

CONFERENCE CALL PARTICIPANTS

Laura Martin Needham - Analyst

Alan Gould Analyst

Thomas Paulsen Analyst

Jason Cohen Analyst

Matthew Harrigan Wunderlich - Analyst

James Dix Wedbush - Analyst

Tom Eagan Analyst

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including with respect to the anticipated timing, completion and effects of the proposed merger between comScore, Inc. (“comScore”) and Rentrak Corporation (“Rentrak”). These statements are based on management’s current expectations and beliefs, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements include statements about future financial and operating results; benefits of the transaction to customers, shareholders and employees; potential synergies and cost savings; the ability of the combined company to drive growth and expand customer and partner relationships; and other statements regarding the proposed transaction. Forward-looking statements may contain words such as “will be,” “will,” “expected,” “anticipate,” “continue,” or similar expressions, and include the assumptions that underlie such statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the comScore stockholders or

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Rentrak shareholders to approve the proposed merger; failure to achieve regulatory approval; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees, customers and suppliers; and other factors, including those set forth in the most current Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K reports filed by comScore and Rentrak with the U.S. Securities and Exchange Commission (the “SEC”). All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof, and comScore and Rentrak are under no obligation (and expressly disclaim any such obligation) to update or revise their forward-looking statements whether as a result of new information, future events, or otherwise.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger, comScore intends to file a registration statement on Form S-4, which will include a preliminary prospectus and related materials to register the shares of comScore common stock to be issued in the merger, and comScore and Rentrak intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT COMSCORE, RENTRAK, AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when they are available) and any other documents filed by comScore and Rentrak with the SEC at the SEC’s website at www.sec.gov. They may also be obtained for free by contacting comScore Investor Relations by mail at comScore, Inc., 11950 Democracy Drive, Suite 600, Reston, Virginia 20190, Attention: Investor Relations, by telephone at (310) 279-5980, or by going to comScore’s Investor Relations page on its corporate web site at www.comscore.com, or by contacting Rentrak Investor Relations by mail at Rentrak Corporation, 7700 N.E. Ambassador Place, Portland, Oregon 97220, Attention: Investor Relations, by telephone at (503) 284-7581, or by going to Rentrak’s Investor Relations page on its corporate web site at www.rentrak.com. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Participants in the Solicitation

Each of Rentrak and comScore and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective shareholders or stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of comScore or Rentrak security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information regarding Rentrak’s executive officers and directors is included in Rentrak’s Proxy Statement for its 2015 Annual Meeting of Shareholders, filed with the SEC on July 9, 2015, and information regarding comScore’s executive officers and directors is included in comScore’ Proxy Statement for its 2015 Annual Meeting of Stockholders, filed with the SEC on June 8, 2015. Copies of the foregoing documents may be obtained as provided above. Certain executive officers and directors of comScore and Rentrak have interests in the transaction that may differ from the interests of comScore stockholders and Rentrak shareholders generally. These interests will be described in the joint proxy statement/prospectus when it becomes available.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

PRESENTATION

Bill Livek - Rentrak - Vice Chairman and CEO

This event is being web-cast, so we have microphones that are set up around the room. So we’ll entertain all questions but please go to a microphone, if you would. A number of people are online and who elected to do that for obvious reasons, it’s so much easier. Now, this is our investor day but it’s a unique investor day because it’s absent numbers because of the transaction that we announced this week. We did not want to cancel our investor day because we have unbelievable panels which are all special. But we did want to have a panel with one of the foremost industry executives, a trailblazer, and Serge, who is the CEO of comScore and myself.

We will entertain questions on that panel about comScore and Rentrak, obviously, and the merger. But that will be the end of questions on the deal. And we have certain parameters that we can answer within because the transaction isn’t done until it is approved by the government regulators. So we have a lot of respect for our regulatory system and we’re not going to do anything that would jeopardize the transaction from closing which we believe will happen in early 2016.

But thank you all for coming today to our investor day. It’s been an unbelievable year that we’ve had because last year, almost to the date, we announced the most significant deal up to that point in Rentrak’s history. We announced the acquisition of WPP’s US-based television assets. We did that for three reasons.

We did it for reason number one, so our advertising agency customers and the networks could have one product on a national basis. We did it for the second reason, because WPP has a group of information companies that are independent with great products. A product like Shopcom, that’s a conglomeration of credit and debit card information that we were able to merge that information into Rentrak’s television viewing. They are the leader in audience expenditure information and so much more than that. We were able to cut very profitable deals on a joint sales basis for our customers, which is great.

And the third reason, and I like to say that this may be the most important reason, it allowed Rentrak to be critically evaluated and have as a customer, GroupM, which is the largest television spender. And those three reasons became a reality last year and I’m happy to report one year later, that deal is bearing fruit for our customers and our shareholders.

But this is the real deal that we’ve been working on for a long time. I’ve known the founders of comScore early in my career. They were working in Chicago for a company and I started my career at the Arbitron Company and we knew one another. And over the past few years I’ve come to know Serge, the CEO of comScore. And this deal is the result of the consumer changing how they’re using television across many screens. And the inflection point that caused this deal to occur is the consumer. It’s two great information companies coming together with complementary assets — complementary assets on data, products, people, and innovation.

In my years since I’ve graduated the university, I’ve seen a lot of transactions and been involved in many. I’ve never seen a transaction with just such perfect industrial logic and just such perfect people assets. Now, it’s up to us, once the deal is approved, to execute. But when you’ve got great assets and you’ve got great people and great innovation intuition, this deal, I’m all in on, and I hope all of our shareholders are all in on, because we think this deal helps us define the future of measurement.

We’re taking our core assets of measuring movies around the globe, and for the first time, we do have a digital asset that we can help the owners of content understand the consumer on the internet around the world. We take our on-demand platform where we’re measuring 120 million television sets with all the movies that they watch and all the television shows that they watch. We’re taking our television product in all 210 local markets that we’ve built a heck of a market share in a short period of time that’s measuring live TV and DVR viewing and our national product, merging with the great assets that comScore has, measuring all the activity on someone’s computer, their mobile device, their tablet devices and over the top. We have assets now that are going to create future products, and at the same time, the cross-selling opportunities are enormous.

We did this deal because our customers wanted us to do it. And we believe that we did not want to wait because waiting would not have profited anyone. And I’ve received criticism from some shareholders that said we should have waited. I respectfully disagree.

We acted. We acted at an inflection point where the industry was. We acted with a fair deal that all of our parties agree is the right deal, is a fair deal. And I’m all in, as I said, as many of our employees are all in, with bringing this to conclusion, of bringing the best products, cross-platform products to the ad agency, the advertiser marketplace. But I would be remiss if I didn’t give you a quick recap of all the other things that we accomplished in the last year because there’s a ton of them.

In the movie business, the movie business grew greatly last year. Year-to-date, we’re about $28 billion in consumer spend worldwide. That’s a 6% increase over last year. As our friend over at Comcast, Brian Roberts, said recently, they won’t greenlight a movie unless they see a great deal of the income coming outside of North America. We have a great guest from Fox in a little bit that we’re going to talk about the domestic and the international box office, but because the industry is so healthy, Rentrak has been layering on more and more analytics to help the content creators build their business more successfully. That business sector of analytics is about a $300 million revenue opportunity.

In the last year, we harvested in two products that we talked about — PreAct, and this is where we take social media information where the consumer is reacting to movie trailers that they may have seen at the box office or at the movie theater, they may have seen on their webpage or on a television advertising. And it relates consumer sentiment. Whether they plan on going, whether they like or dislike. A whole number of variables that allows the content creators to adjust their marketing material. We’ve added a number of great customers in the past year.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

PostTrak, which is a product that asks consumers, once they leave a movie theater, what they thought about the movie and whether they’re going to recommend it to their friend, whether they’re going to see it on Video on Demand when it’s made available, or whether they’re going to tell their friends, don’t see it, wait for Video on Demand. And we all have been there. This allows the movie infrastructure to work a lot more productively.

We talked in our last quarterly earnings report that we launched an electronic box office reporting. We now call that Rentrak Swift. What this essentially does is it allows cash to move faster from the movie theaters to the creators of content. It’s one thing to have flash information, like Rentrak is producing, of quick box office information, but like all tickets, you have some of those that people go and return them, there are discounts and the like, cash has to move in a reconciliated kind of way. We’ve created in the last year that infrastructure so that cash can move more quickly with Rentrak Swift. And we signed just recently Sony to our program there and we plan on building that out internationally.

You heard very recently in the past couple of weeks we cut a deal with MovieTickets.com. This gives us the ability, and we’re in the process of creating two products. We have people demographic information of people who are buying a movie ticket in advance. We can really quick view of who they are so our studio partners and their ad agencies can make faster decisions. They also can do quite a bit of analytics and better decisioning when that information is merged with the Rentrak television viewing information.

So this is the first time we are taking presales with demographic information by location, helping the ecosystem work more efficiently. The ecosystem is healthier but we know there’s a passion of all the CEOs and presidents that are out there to get a lot more for a lot less with their marketing dollar. All of Rentrak’s tools are designed to do that.

We just recently did a transaction, a small one but we believe it’s a very productive one, with an analytics group to create two products.

One of them is Jigsaw. And think about studio executives’ walls. They’ve got the equivalent of many different patchworks of countries, territories, dates, movie releases, and they’re juggling it around manually. And one of the big variables is what Rentrak data said in how those types of movies did in the past. And by juggling it around and what they’ve been doing since the beginning of the movie industry, they try to become more productive.

Rentrak is automating that with our analytic suite with Gower Street to create Jigsaw that we believe will increase productivity and profitability for the owners of content. We’re creating an additional product called [Fullhouse]. Once the decision gets made and the content is on screens with dates, then as it opens, giving them the analytics to move it from auditorium size. These are the types of products that our movie business is actually launching now to capitalize on that $300 million opportunity.

Let’s switch to local TV. Since we were here last year, Rentrak has 35% more television stations. And it wouldn’t be an investor day if we didn’t break some news. We are announcing today at this time that all of the CBS owned and operated stations, an additional 15 and 10 markets including New York City with Channel 2, WCBS, have become subscribers. This now gives us all of the owned and operated groups with the exception of one where we have 50% of their stations in the big cities like New York, Chicago, and Los Angeles. Our thanks goes out to a lot of people at CBS including Les Moonves and Peter Dunn who made that possible.

The utility that they see with Rentrak is they sell more advertising when make and model of car is integrated with the precise TV show with stable ratings. They are able to talk with the political candidates’ consultants to make sure they’re in the right shows, not just in news, priced correctly in news but also in early fringe, late fringe, in all of their content. The big asset with Rentrak on local TV is every time there is a commercial break, the audience is being described. It’s stable, and no zero cells, as we call it, that are an anomaly when you have a sample.

Rentrak has made a difference in television, and you see it graphically in local TV. And we have a great panel on local TV.

We did a lot in national TV in the last year. All of the agency holding companies we’re working with. And as you know, and you may want to ask Irwin a question when he comes up here about all of the ad agency reviews that are going on, a record amount of ad spend is under review. I don’t know why. Ask Irwin. I have a hypothesis, and one of the hypotheses is the brand owners are seeking more efficiency.

In the agency holding companies that have the best tools about figuring out what show they should be on and what is proper to pay will always profit in the end. Rentrak is playing a central role with all the agency holding companies in that agency review and in the upfront process that just occurred.

You may have seen a press release that went out in the middle of all the press releases that have gone out this week. But this one may have gotten lost in your inbox and it’s that Rentrak has expanded its relationship with Turner, with two of their platforms called Target Now and Audience Now, where Turner is making guarantees with a number of categories of advertisers. Think about it, making a guarantee with make and model of a car up against a television show, making a guarantee with retailers on TV shows.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

This shows you the marketplace is changing. I was on a panel yesterday that someone said there’s only one currency. Well, we believe that we live in a world where there are a basket of currencies, and change happens when a buyer and seller individually agree that they’re going to make a transaction. At last year’s investor day, we talked about our strategy of making sure that buyer and seller have the tool to come to an agreement. This has happened in local, and now it’s happening in national, too.

A couple of weeks ago, we had the honor to present at the Goldman Sachs Communacopia, and there were a number of CEOs of media companies presenting with some phenomenal updates on where they are. I actually enjoyed James Murdoch in particular. And I’m going to paraphrase his actual quote that’s up on the screen.

He was talking about Empire and that he sees, using Rentrak information, that way more than half of the audience over the course of a month are watching Empire on a delayed basis off their DVR or Video on Demand or on fox.com. And he also says that after day three, and he said after day seven, he thinks they’re going to be able to monetize that a lot better than they’ve been able to monetize live TV in the past. And if you think about it, it makes sense.

Today we have the tools that were really invented in a direct marketing age, an analog direct marketing age that have been advanced in the digital age. And we’ve applied them to television where actual individual behavior with time as a demographic in addition to how they live their life sales and the products that they buy, consume, and put in their cupboards can now be overlaid on actual television shows.

Ad supported television has never been healthier. It’s just the yardstick has been broken. If we look at the course of 28 days as your measure, a month, and then you look at all of the viewing within a home in that ecosystem, there’s actually more minutes of viewing in primetime with about 34 networks. What’s happened, live viewing is absolutely down. And the analysts that are writing articles about the premature death of TV have simply got it wrong.

The consumer, because they can, has shifted their time. Those of you who love TV as a consumer know it. There are more great shows that are being produced and on television than ever before. We don’t have enough minutes. But we do have enough minutes when you consider we do have a lot of downtime. We just can’t watch three shows at once. We can only do one thing at a time when it comes to television viewing.

But the access of delayed viewing on all the different platforms, if you look at what Rentrak’s measuring, the ecosystem is roughly the same this year versus last year. When you look at the over the top viewing from fox.com, cbs.com, all the networks’ dot com, plus the over the top with Hulu ad-supported, you have got more people watching these great shows. They’re just not being monetized well yet.

Again, a reinforcing element of why we did the deal with comScore now and we didn’t wait. Because the consumer did not wait. The consumer is watching all of these shows. And the content creators in their never-ending quest for individuals who watch their show are producing great television shows out there.

Before I move to the panel, I want to do an Emmy type moment and thank people. Besides thanking my parents who I wouldn’t be here without them, this deal that we did with comScore never could have been possible if it weren’t for the people that work at Rentrak today and in the past. The deal could not have been possible if we didn’t have the trust of customers that are out there and some of them are here today.

But there’s one individual that I want to point out. Rentrak has been through a number of reinventions. And I like to look at is as one of the great entrepreneurial stories in America. Rentrak started out as a company that owned video stores, and then it reinvented itself, sold those stores in a blockbuster age and decided to be in the information business where it could manage transactions when it gave content to retailers for no cash, but they had to measure what each rental was. Rentrak developed a big data business before the phrase was invented. And then after that, it moved into the video on demand business. And then after that, into the television business.

There was one investor in Portland, Oregon that believed in the vision the whole way. And he truly is the definition of a long-term investor. I think one of the definitions says someone who’s in for 15 minutes. This guy has been in well beyond 15 years.

And I want to call him out here today. He’s not here, but he is listening via the webcast, and that’s Andre Isley. He truly has been a trailblazer as those truly from Oregon, but he immigrated to the United States and built a fortune on building different businesses as only we can do in America. So I did want to thank Andre. He’s a heck of an individual and Rentrak would not be here without individuals like Andre that supported the company through thick and thin.

Now on to the future. I’d like to call up my panelists after I introduce them. Irwin Gotlieb who is Global Chairman, CEO of GroupM. GroupM is the largest ad spender in the world. Irwin is also, I like to believe, one of the smartest guys out there when it comes to the future. And Irwin, in the last few years, has become a friend of Rentrak, a friend of mine personally, someone who I respect enormously about his ability to look in the past, look today where we are and where we’re going in the future.

Another individual who now I’m proud to call my friend and my partner, Serge who is CEO of comScore. And I’d like to invite both of these gentlemen up here so we can have a chat. Come on up, guys.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Well, you’ve got really the three guys there that have done a lot in their past and we believe have a lot more to do in the future. Irwin is a guy who has done more to redefine how the industry plans and buys television. He’s been doing it for a long time. And he’s a guy that has the wisdom of his past looking into the future.

Irwin, you’ve been the godfather in many ways of encouraging Serge and I to work together. As you look at our merger, how do you think this is going to bode for the industry?

Irwin Gotlieb - GroupM - Global Chairman

I wish you’d done it a year ago because then we’d be talking about what we’ve accomplished.

Look, you said it yourself. Media consumption has changed. If measurement doesn’t keep up with the patterns of media consumption, the whole ecosystem comes apart. We, today, whether we realize it or not, are very much at risk of having that happen. We already have a number of significant inequities that we’ve been talking about. Martin — my boss Martin Sorrell — has not wasted an opportunity to mention the fact that measurement is one of the core issues that we have today.

And the truth of the matter is — I mean, look, television in aggregate, total viewing levels have grown over the decades. Somewhere around 27 months ago, it plateaued and then we began to see decreases based on Nielsen reports. We believe that some small portion, call it 25%, 30% of that decline, is a function of the fact that yes, services like Netflix and Amazon Prime are changing consumption patterns and people are watching advertising-free, non-linear television.

But the remainder, the biggest chunk of the decline is a failure of measurement. And so that’s part one. It’s not good for the ecosystem when media consumption is under-measured, right? From our standpoint, the best way to keep a medium healthy is to make sure the supply side of this equation works.

The second thing is, as many of you in this room know and certainly you two gentlemen know, more and more of what we do is done at the census level. Event-level data on the web is all census level. Your stuff is all household level. Our Nielsen data continues to come in from a panel of 50,000 respondents where each respondent is representative of 5,100 hypothetical individuals in the universe. I got to tell you, for me, that doesn’t cut it anymore. It just doesn’t. I can’t work with it.

And so, there is a desperate need for this coming together from an industry standpoint.

Bill Livek - Rentrak - Vice Chairman and CEO

Thank you. Serge, I want to ask you the same question. But before I do, before we got started, a number of Rentrak investors said they really support the deal, they think it makes a lot of sense. But now they’ve got to do homework on comScore to learn about comScore. For the investors that are here and those that are online, can you share what comScore does in this base business and talk about our vision?

Serge Matta - comScore - President and CEO

Sure. So the way I like to explain it is, go back in time a bit. So we’ve been in business since ‘99. For the folks who don’t know what comScore does and who we are, we started as a company with the goal of measuring everything online via a panel. So we built a panel of 2 million individuals opt in, and we measured everything that they did. So by measuring everything, we see what sites they go, if they go to Amazon, if they go to Facebook, if they go to Google, if they go to Twitter, we built a representative opt-in panel of 2 million.

And we then take that panel, we weight it and we project it to the total online population. But that was back in ‘99. So the concept of tagging and the concept of mobile — mobile phones didn’t exist. Smartphones, tablets, you name it, didn’t exist.

So fast forward, in 2006, 2007, we went public. And we’ve been public since then on NASDAQ. And we then decided — well, hold on a second. Mobile is starting to appear. We need to make sure we replicate everything that we do in PC to the mobile world. And we did that. We have panels on smartphones and on tablets, and you name it.

But then, the challenge came to us from our clients kind of the same inflection point that we are at a point right now where the clients were basically saying — we want you to measure it all on digital. Not just based on the 2 million panel, but we want you to measure it every single individual on this planet. So take that as a huge challenge. And not just in the US, by the way, but global.

Unidentified Company Representative

Are there a lot of people out there?

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Serge Matta - comScore - President and CEO

A lot of people. So we had a bunch of different choices. I’m glad of the choice that we went and undertook. We could have gone to the operators and tried to get their data. We’d be still here talking about getting their data. We could have gone to the wireless operators. That would have been also quite challenging.

But what we decided to do, as an independent, we had built a firm stand in the industry as an independent third party measurement service for digital. So what we went is we went and leveraged our clients. We went to our clients, for example, the NBCs, the Comcasts, the Microsofts, the AOLs, the Verizons, you name it. We went to our clients and said — can you please put some piece of code, some software on your website? And not only just on your website but on your mobile app and on your mobile browsing site, on anywhere you consume content digitally, put this code.

And guess what? They did. Now why on earth would they do that? They did that because for simple reasons. They wanted better measurement, which is kind of the same thing we’re talking here. The clients are asking, the industry is begging for better measurements now. Instead of just digital —

Unidentified Company Representative

Third party measurement.

Serge Matta - comScore - President and CEO

Third party measurement, independent third party measurement at scale.

So they went ahead and put this code, and today we have millions and millions of sites that Bill showed on an earlier slide, that we measure everything. Not only just the content, so the content of did you go to CNN and actually see the article on — yes, we measure all of that. For everybody in the world that actually visits cnn.com or its properties. But also, all of its mobile, all of its apps, anything that over the top devices, so Hulu, Sony Crackle, you name it, we measure it, we’re able to — so on digital, we have truly become the digital currency for audience measurement.

Now, it’s on content and it’s on advertising. So we can’t ignore the advertising piece. If you see an ad on digital, we’re able to measure it. We’re able to measure who actually saw that ad. It’s amazing. You have a Procter & Gamble. They spend millions and millions of dollars on these campaigns. They want to know first if it was a Tide campaign, did you hit that 18 to 34-year-old demographic that you’re going after. That’s the first question they want to know. And then the second question they want answered is, well, did that 18 to 34-year-old demographic campaign actually view the ad? These are very simple concepts. But in digital, until up to two or three years ago, could not have been measured.

And now where we’re taking this, and this is the vision, is creating an independent third party cross-platform currency. That’s what we’re really doing here at the end of the day.

Now, for cross-platform, we want to create not only just to measure the content but also the advertising. And the way we’re going to be doing this with Rentrak, we’re going to leverage all of the data assets that we have. And we have massive data assets. We have all of the Rentrak set-top box data and all of the movie data they have, measuring 120 million or so television sets that they measure.

We have 1.8 trillion digital interactions on a monthly basis. Remember those tags that I mentioned, that code that I mentioned? You name it, we tag. We have our 2 million person panel. We still measure that. We have all sorts of different assets that we’re going to put together and create a scalable, not based on just a panel, but a scalable cross-platform service so that when Irwin comes in and talks to us about the 50,000 and the 50,000 to each one represents 5,000, we don’t want to talk about that. We want to talk about a census-based cross platform currency product.

Bill Livek - Rentrak - Vice Chairman and CEO

I hope you see from that Reader’s Digest explanation why we did it. For Rentrak to duplicate it, we wouldn’t do it. We spent all of our money and energies and human capital on building the best measurement inside the home in the United States, in a world-class movie measurement business. They did and Serge just articulated.

Think about integrating the two. That gives our customers a just so powerful product. Serge, how many customers do you have around the world?

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Serge Matta - comScore - President and CEO

Around the world, we have over 2,500 or so clients. We work with all of the different agencies. You know what? It’s kind of weird because like for example, Publicis and WPP, they act as one client, but they have hundreds of clients that they work with. We treat them as one client. So that number is even not as accurate as it should be. But 2,500 plus clients, our business is 70% in the US and 30% overseas.

Bill Livek - Rentrak - Vice Chairman and CEO

Irwin, you said something a while ago at some conference. And my memory is going with age but I’m going to paraphrase what I believe you said. You said if there’s proper measurement, it actually will bring more money into the ecosystem. Was I right and could you elaborate?

Irwin Gotlieb - GroupM - Global Chairman

Yes. So I’m going to come at it from two different models. The first sort of ties back to my earlier comments today, that an ecosystem is best supported by accurate measurement because today, we miss a lot of the cross-device media consumption. We can’t really join it up properly. And as a concept, we are understating delivery. And we are penalizing media owners who, if they weren’t being penalized, might potentially be investing more in the content that draws audiences in the first place, right?

So part of this is just mitigating the risk of starting a downward spiral to a medium for no reason other than we’ve got a damaged joystick. That would just be stupid because, as it happens, most of us believe that television continues to be an incredibly effective medium. So that’s number one.

Number two, our analytics rely on accurate measurement in order for us to do proper allocation across media and across media channels and opportunities. When there are measurement shortcomings — I mean, by the way, just to give you a little example. About 18 years ago, when we began using respondent level data from Nielsen for national television and we began to use optimization tools for reach and frequency and things like that, we couldn’t get that measurement in the local markets because Nielsen was still doing diary data in many of those markets — they still are today — and they wouldn’t release respondent level data. We cut our local broadcast spend by about 40% that year because what we couldn’t analyze, we couldn’t allocate against and we just took it out.

Television has been damaged. Our entire process, the entire investment chain in marketing has been damaged by the fact that we have a chunk of our business that has moved to census level or data at scale. And we still have a chunk of our business based on a panel, and the two really can’t be brought together except through modeling exercises that, quite frankly, are becoming [few].

Serge Matta - comScore - President and CEO

One thing I wanted to add is, and we’ve been talking, we’ve been working with Rentrak on this and other companies on this is, at the end of the day, if you think about it from the advertisers’ perspective, they want to know great, they want to know if somebody saw their ad either on TV or on digital. But they also want to know at the end of the day, did the person buy the product. It’s as simple as that. Did they buy the product?

And what this merger will allow us to do is at scale, and we’ve been doing it. We’ve been working with Rentrak, we’ve partnered with them in the past and we worked with folks like Kantar Shopcom and all of that where we can actually link people’s observations on digital, on set-top box, to actual purchase behavior at scale. So did you see the ad, did you see that Tide ad on TV or on digital, and then link it to that person actually going to the store and buying that product?

And not six to eight weeks after the fact, but within a week or two so that if it’s during the campaign, you can optimize. If that campaign is not working, change what you’re doing so you can optimize in near real time, versus waiting six to eight weeks after the end of the campaign and saying, “We should have done X.” Well, guess what? It’s too late by then.

Irwin Gotlieb - GroupM - Global Chairman

Then it’s not the simple-minded last click attribution that we’re looking at.

Serge Matta - comScore - President and CEO

Correct.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Irwin Gotlieb - GroupM - Global Chairman

It’s a much more complex robust modeling process.

Serge Matta - comScore - President and CEO

Yes.

Bill Livek - Rentrak - Vice Chairman and CEO

Irwin, we’ve got great support from the other agency holding companies on our proposed merger. But I have a question that goes to the clients. Do the clients care?

Irwin Gotlieb - GroupM - Global Chairman

Yes, ultimately they care. Clients don’t actually pay for these services. I mean television measurement service is not something we pass on to the client.

Bill Livek - Rentrak - Vice Chairman and CEO

Right.

Irwin Gotlieb - GroupM - Global Chairman

So they kind of leave that to us. Some of our clients have great technical proficiency and have real interest and curiosity about our positions and our points of view. And quite frankly, we have a number of clients whose perspective is that they make the products that they make, and they hire agencies because they have expertise and they kind of leave that to us. I frankly wish there were more of the former. We do better with them.

Serge Matta - comScore - President and CEO

That’s true.

Irwin Gotlieb - GroupM - Global Chairman

But there are a number of clients who care deeply.

Bill Livek - Rentrak - Vice Chairman and CEO

So the merger and the products that we have and we’re going to build, at the end of the day, it makes everyone more accountable. There is, in theory, better buying, better pricing, more efficient pricing, and leads to more accountability in a time that the CEOs, we think of every company, are looking for great efficiencies. Is this going to help with that accountability metric?

Irwin Gotlieb - GroupM - Global Chairman

I think it goes even beyond that, to be frank. We’ve been talking this up now for several years. But the bottom line here is that up until 10 years ago, 5 years ago even, if you and I were having a conversation about what I did for a living, I would have said that we were in the business of creating awareness on behalf of our client. That was the role of the media agency. We built awareness. We took a message that some creative agency somewhere put together. And we made sure that message was delivered to the right people at the right time, and we created awareness. We used reach and frequency modeling, we did periodicity, we did decay, we did all of that stuff. And we did it with such precision that we achieved awareness. Maybe we did unaided awareness as well. But that’s as far as our KPIs went.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

What is changing in the world is that the granularity of data today supports our decision-making and our execution against people in the consideration set because we can identify. We can identify preference, and we can push all the way through the transaction. So the role of media going forward will be a multi-level role.

By the way, the targeted stuff doesn’t displace the broad stuff. It’s incremental. And there are enormous growth opportunities for media. I think the golden days are ahead of us, not behind us.

Bill Livek - Rentrak - Vice Chairman and CEO

We obviously agree. I want to give enough time to you to ask questions, given that this will be the only time. Please walk to the microphone so the folks online can hear the question.

Laura Martin - Needham - Analyst

So Iwrin, I have one for you. So programmatic/automated — there’s general consensus that that needs to come to television and sort of on you can’t do it (inaudible) you have to do it with sort of census level data. Could you talk about what you think — and now that these companies are together, what you think about sort of the trajectory of programmatic/automated coming to television and how aggressive [your empire] are going to be in pursuing that (inaudible)?

Bill Livek - Rentrak - Vice Chairman and CEO

That was Laura Martin.

Irwin Gotlieb - GroupM - Global Chairman

Okay. So, I don’t love the term programmatic. You’ve heard me say that before. I distinguish between real-time and programmatic because a lot of programmatic activity is sourcing impressions that have been previously purchased in reserve transaction, not necessarily in real-time.

But the bottom line here is that television, at least as it’s been executed at a place like GroupM, by my team, has been highly systemic and has been audience-focused as opposed to contextually focused. We stopped worrying about the specific programs we were in and started focusing on the audiences that we needed to acquire to build a specific reach and frequency profile. And we began to do that back in 1997. And the complexity of the task was such that you couldn’t possibly do it any other way but systemically.

I think the big change in the trajectory that we’re looking at now, continuation of focus on audience, but in addition, television is going to be more and more traded, not on a rating basis but on buckets of impressions against highly refined target audiences and segments within them. When I talk about the marketing funnel, each layer gets a tighter definition and a smaller target audience. And so, each of those has to be executed in a very, very different fashion. And the complexity of it is such that you can only do it systemically or programmatically.

Now, there are also extensions to television that we haven’t even contemplated. So for example, we’re playing with stuff today where you see a general purpose commercial on the big screen and you get a synchronized message on your second screen, your tablet or your iPhone that is targeted to the individual household member. So if there is a car ad up there, the guy gets engine and performance features and the young mother gets convenience and child safety information, right?

That can only be done programmatically. And yes, execution of that is real-time.

Serge Matta - comScore - President and CEO

And you can’t do that without measurement at —

Irwin Gotlieb - GroupM - Global Chairman

At the census level, thank you.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Serge Matta - comScore - President and CEO

You just can’t.

Bill Livek - Rentrak - Vice Chairman and CEO

So if the world is moving, as Irwin says, to impressions, we think that’s immutable that the reason that we did this deal, Laura, was to jump over everyone else, to go where the hockey puck is going, to get there first and we think this does it. We set up two combined infrastructures to give the marketeers what they want.

As you approach the mic though, would you please, for the crowd and for the listeners at home, mention who your name is, please?

Alan Gould Analyst

Hi, Alan Gould. I’ve got two questions for you, Irwin. First, over the last day and a half, what kind of responses have you gotten from your largest clients regarding the deal?

And secondly, you said that TV is broken. I don’t think anyone is going to argue with that. Once you have some combined cross media measurement, do you see yourself allocating more, a greater percentage to the ad budget to TV than you are today or does it just decrease at a less rapid pace?

Irwin Gotlieb - GroupM - Global Chairman

The reaction has been as we expected, very favorable and very straightforward. It has varied. I mean the first response I got — I shouldn’t say response. I got an email within 20 minutes of the announcement that started with the word “wow.” The response has been very favorable across the board.

As to the second part of your question, I think that the term television itself is going to become a little less relevant. Television, as we used to know it, is evolving away into a digitally delivered medium that, starting now, is relying on cross-device census level data. It is at least as effective, from a targeting standpoint, as digital media has ever been. And I wouldn’t let old-fashioned definitions get in the way of what the future prospects are.

The measurement side of television at the moment is damaged. Television itself is not broken and I think it’s heading to a very good place.

Bill Livek - Rentrak - Vice Chairman and CEO

Thank you. Please.

Thomas Paulsen Analyst

Yes, [Thomas Paulsen]. Really, I have a similar question to the last one — but putting [their] point on it. So this week Discovery guided for their domestic networks in terms of advertising to be flat for the next three years. A few weeks ago, Steve Burke guided for NBC Universal’s advertising to be flat going forward. So if you go back to the earlier part of your closing comments, you said that the golden age of television is not now, it’s in the future. When does that upside arrive for these networks?

Irwin Gotlieb - GroupM - Global Chairman

I said the golden age of media.

Thomas Paulsen Analyst

Okay.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Irwin Gotlieb - GroupM - Global Chairman

Not of television. I made this comment just a few minutes ago. I think the definitions that we’ve used traditionally for the legacy media are becoming less and less appropriate. When you deliver a television ad via dynamic ad insertion or via addressable TV, is that really television in the old sense? Is it a digital impression in the new sense? It’s transacted on an impression basis. When you deliver a replacement ad that’s highly targeted on a tablet device that is watching linear TV, what is that?

Thomas Paulsen Analyst

That’s the reason why I use the word network versus TV.

Irwin Gotlieb - GroupM - Global Chairman

Okay. Okay.

Thomas Paulsen Analyst

So the reason you’re doing this deal is to provide these networks the opportunity to capture that consumption. So the question is —

Irwin Gotlieb - GroupM - Global Chairman

The opportunity to capture the consumption —

Thomas Paulsen Analyst

Yes.

Irwin Gotlieb - GroupM - Global Chairman

— and to sell it to me —

Thomas Paulsen Analyst

Sell it to you, correct.

Irwin Gotlieb - GroupM - Global Chairman

— in a more effective way. And when I say in a more effective way, it’s not just for convenience; it’s actually a lot of work for us. But in a way that increases my client’s return on investment.

Thomas Paulsen Analyst

Okay. So the question is when.

Irwin Gotlieb - GroupM - Global Chairman

I hope it’s soon. But to your point, we’re not going to see a massive influx of incremental investment in media tomorrow. It will take a bit of time. But everything starts with better data and better measurement.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Bill Livek - Rentrak - Vice Chairman and CEO

I would like to take your question and ask another question of Irwin. In my experience, ad spend is inextricably related to GDP. We have lousy GDP growth in our economy. How much of the predictions of flat is related to GDP growth being pretty lousy?

Irwin Gotlieb - GroupM - Global Chairman

Our own predictions, we do a set of predictions as you all know. Many of you get this year and next year from us. And we correlate to GDP as a standard approach. It is our view that granularity of data can take us off a GDP correlation and get us to a layer that’s better than that, if the data and the technology is there to support those decisions.

The key issue here is that paid media, as a percentage of total marketing spend, has been declining significantly over the last few decades. And there is an enormous opportunity for that to go back up as ROI calculations improve.

Bill Livek - Rentrak - Vice Chairman and CEO

That is a core reason — please come to the mic — that’s a core reason we did the deal. We think we can break this correlation, ad spend to GDP, with these datasets. And that’s why now and why we didn’t wait.

Please, announce your name.

Jason Cohen Analyst

Thanks. [Jason Cohen]. The deal was obviously about efficiencies and it seems like the efficiencies are going to come. So the question is, in terms of your clients, if they could spend less and get a higher return, or they could spend more and get an even better return, what does this deal do for potentially giving you more data, more measuring? The CEO of Tide or P&G could say, let’s spend 25% less now that we can get these returns. How are your clients thinking about and how are they going to think about the efficiencies that come?

Irwin Gotlieb - GroupM - Global Chairman

Okay. So I touched on this just a few minutes ago when I referred to the different layers of the marketing funnel. It’s funny, I was involved in a discussion just the other day where a comment was made that search is the most efficient medium. It’s not. It’s the most efficient medium if you look at it on a last click basis. But if you haven’t created awareness for the product, nobody is even going to know the search word, right?

If the first time you see an ad for a Mercedes is when you’re 40 years old and can finally afford it, it’s too late. Marketing has a long term effect which we’ve known about for ages. And there are components of marketing that have a short term effect, right? For every product and for every category, you have to find the right allocation, the right balance.

What we’re suggesting here is that the role of media has focused on the top of the funnel only. The targeting that happens at the middle and bottom of the funnel is not in place of. You don’t throw the baby out with the bathwater. You add incremental layers that have outstanding return on investment. And they replace other kinds of spending.

Bill Livek - Rentrak - Vice Chairman and CEO

Please.

Matthew Harrigan - Wunderlich - Analyst

Matthew Harrigan of Wunderlich. One of the interesting things on advertising to GDP is you get a lot of rigidities in different markets. I mean, Brazil has a much higher percentage relevant to Mexico strikingly so. And I guess there are a lot of legacy effects. But I mean, do you think that smooths out over time and some of these economies that are pretty similar, in terms of affluence, get more educated? And would you be taking a bigger international push? I mean, you had so much wood to chop domestically. I know David has commented on this that international is maybe less of a priority for Rentrak. Is that going to change for the combined company?

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

And I guess the second question is, when you get better measurement of impressions as well as efficacy of advertising, do you think you’re going to get even more dispersion in terms of what people are willing to pay for different networks and different shows? Thank you.

Bill Livek - Rentrak - Vice Chairman and CEO

I think a lot of that was to you.

Irwin Gotlieb - GroupM - Global Chairman

Okay. I’ll let you —

Serge Matta - comScore - President and CEO

Let me handle the —

Irwin Gotlieb - GroupM - Global Chairman

The expansion stuff is yours.

Serge Matta - comScore - President and CEO

Yes, let me have the international —

Irwin Gotlieb - GroupM - Global Chairman

You want to do that first?

Serge Matta - comScore - President and CEO

Yes, I’ll handle the international —

Irwin Gotlieb - GroupM - Global Chairman

Okay.

Serge Matta - comScore - President and CEO

— question first. comStar is a global company. I had mentioned earlier 30% of our revenues comes from overseas. Earlier in the year, as you may have seen, we also took an investment from WPP. In return for that investment, we got a strategic agreement done with Kantar whereby we’re going to be able to — Kantar is a $4 billion plus research firm. For folks that don’t know, they measure TV — they’re really the TV currency at the end of the day outside the United States. And in 44 plus countries, they have TV measurement services.

What we did, the deal that we did with them is we are taking all of their data in each of the different countries and then merging it with all of the digital data that we have in all of the 44 plus countries they have. So again, it’s all about cross media. This deal that we’re talking about today or that we talked about a couple of days ago was a lot of it is focused on cross media in the United States. But as comStore as an organization, we think global, obviously, from day one and we actually address the global thing in that respect first before we address the United States aspect.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Irwin Gotlieb - GroupM - Global Chairman

And remember that Rentrak has been working in several countries with set-top box, the biggest being mainland China. And we’re in discussions in a number of countries that set-top box return path is in early stage. Think about it in the way that the technology that we had five years ago here in the States is now in Latin America.

So we are now developing the capability, merging with comScore, the Rentrak massive and passive approach will be around the world, Matthew.

Matthew Harrigan - Wunderlich - Analyst

And I guess the question on more heterogeneity of pricing across shows and see how effective the pricing is?

Irwin Gotlieb - GroupM - Global Chairman

I’ll take that one. Let me first address the question about why certain markets track differently as a ratio to GDP. There are anomalies around the world. They are caused by one of two variables in our view. The first is the stage of development in the market. So there are pockets of markets in Southeast Asia, for example, where market pricing is still very, very low. And the weight levels that people are running would horrify you if you were watching here.

And then there are markets like the one you mentioned, Brazil for example and even Mexico to some extent, where there are very, very dominant, near monopolistic positions by one or two media owners, so Globo for example. And they are able to, because of their strength in the market, hold pricing at a different level which forces a different level of investment relative to GDP. So that’s number one.

Number two, it’s very, very hard to know just to what extent certain properties are going to become premium as a consequence of our understanding their underlying characteristics. It’s been our experience up until now that the higher the rating in the program, as you might imagine, when you have a very high rated program, it attracts everybody. And so it doesn’t skew to any specific sector or behavior or anything else. And the highest indexing shows up in lower rated niche programming.

Some of those niche programs could turn out to be quite valuable. I think some of them are already getting premiums because we’ve identified them. I don’t think it’s going to be the programs that people just automatically assume are going to be the premium shows.

Matthew Harrigan - Wunderlich - Analyst

Thank you.

Bill Livek - Rentrak - Vice Chairman and CEO

Thank you, Matthew. Two more questions from the two individuals standing. We’ll run a little bit over but this obviously why you came.

Unidentified Audience Member

All right, congratulations on the deal. It’s going to be great. Bill, terrific. The question is not to you guys because I think the deal is going to be great. The question is for Irwin.

Fifteen years ago, newspaper and radio was going through the same set of challenges, maybe for a little bit different reasons, but similar. They introduced, new measurement, right? Scarborough and ABC, PPM. That was the catalyst of the measurement in my view to make people understand how much people weren’t reading newspapers anymore. How is today not different? And how does TV even exist? It’s really video, digital video. And wouldn’t it be more constructive just to get rid of the term and think of it as digital video?

Irwin Gotlieb - GroupM - Global Chairman

Well, we’re almost at that point now because — [Laura], was it you who did the analysis that indicated that if you look at monetization of web video, more than half of the money returns to the legacy television players because it’s their content that’s being monetized in the digital domain.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

By the way, radio I think is enjoying a bit of a comeback. It has opportunity for some reinvention. Newspapers perhaps not so much. And the issue with newspapers was they had a terribly outdated delivery mechanism.

I mean, think about it. News today gets distributed instantly, right? You can’t wait until tomorrow morning to get it on your doorstep. Never mind the carbon footprint of that process. So I think you’ve got to look at each one of them.

Unidentified Audience Member

[These things] would say that TV is kind of terribly outdated.

Irwin Gotlieb - GroupM - Global Chairman

Delivery mechanism? Not really. It’s real-time. I mean, look, I’ve been involved in lots of arguments and I’m happy to take this offline because I don’t think the room wants to hear it. But there are debates about whether QAM is going to remain more efficient than IP delivery. And just a year ago, there was a study done both in the US and in the EU that showed that IP delivery costs 20x what QAM delivery costs.

So is non-linear streaming a better experience? Only if the infrastructure can support it. If you sit there and have to wait for buffering, maybe QAM is better. So that’s a whole separate debate.

Unidentified Audience Member

Excellent. Thank you.

Bill Livek - Rentrak - Vice Chairman and CEO

One more question, please.

James Dix - Wedbush - Analyst

Thanks, Bill. James Dix from Wedbush. Let me see if I can sneak in two because you guys are that smart, to condense your answers I guess.

First, are there important sources of video viewing which you guys do not measure right now, whether it’s on TV or the web, and how important is it to bring that into your measurement and what’s the path forward there?

And then secondly, are there markets around the world which either have or have tried to have two currencies for television? And is that something which you envision in the US or globally going forward? Thank you.

Bill Livek - Rentrak - Vice Chairman and CEO

The two currencies, Irwin and I spar on that one all the time. Clearly as a buyer, then you get a navigational tool, a GPS, if you would. You fuse the GPS, two different GPSs and you didn’t know which one to follow, you’re in a world of hurt, right? But the competitive marketplace forms an incredible amount of innovation. And that innovation always wins out as the buyer can become more efficient, then the seller grabs that currency, so they can price correctly.

And I don’t believe it happens on any one particular day. It happens when a particular buyer and a particular seller come to a deal. And over time, it develops. Now, it doesn’t have to be years. It can be a series of months that it happens. But it only happens when there’s innovation and an inflection point. I think we’re there both. There’s innovation and an inflection point at the same time. And that’s why comScore and Rentrak did this deal.

James Dix - Wedbush - Analyst

All right. Thanks very much.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Bill Livek - Rentrak - Vice Chairman and CEO

Irwin, thank you so much. Serge, thank you so much. I appreciate it.

Now we’re going to go to the movies, right? Isn’t that what we’re going to do? I’m just proud to have a fireside chat to talk about the health in the movie industry. And one of our guests who will be coming up is nothing short of a pioneer in the movie industry.

Chris Aronson is President of Domestic Distribution of 20th Century Fox. And Chris is a special guest because he actually, along with Ron Giambra, had a vision — a vision of a real-time currency around the world of measuring who was buying movie tickets in real-time, not on a survey basis. And I’m proud to introduce Chris Aronson and our analyst, Paul Dergarabedian. Thank you.

Chris, if you would, please?

Chris Aronson - 20th Century Fox - President of Domestic Distribution

Be delighted. Thank you. Thank you.

Bill Livek - Rentrak - Vice Chairman and CEO

Chris, it seems —

Chris Aronson - 20th Century Fox - President of Domestic Distribution

Yes, Bill, good morning.

Bill Livek - Rentrak - Vice Chairman and CEO

Good morning. Chris is — by the way, every industry needs a spokesperson and I actually think Chris is the best spokesperson for the movie industry. I’ve heard him speak many times and he’s an advocate. And an advocate has to know an industry inside and out. And this guy knows it. So if you have any questions about the health of the movie industry, where it’s going, this is the guy to ask the questions to.

Chris Aronson - 20th Century Fox - President of Domestic Distribution

These two bookends could kill you with data.

Bill Livek - Rentrak - Vice Chairman and CEO

But you know what to do with it.

Chris Aronson - 20th Century Fox - President of Domestic Distribution

That’s right.

Bill Livek - Rentrak - Vice Chairman and CEO

And that’s the big difference. You know what’s amazing to me, Chris? It seems like the financial crisis marked sort of an inflection point of itself for the movie industry. Everyone went into a bump. No one was spending anything because we didn’t think the sun was going to come up tomorrow when that Pearl Harbor of debt financial crisis happened. But out of the clouds of that panic, it’s almost like the movie industry reinvented itself. There’s more great content from you all. What’s going on in the industry?

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Chris Aronson - 20th Century Fox - President of Domestic Distribution

Challenges. And out challenges come creativity. And I think we as an industry have been forced to retrench and regroup and create the most compelling content that we can to convince consumers to go see our content, first and foremost, in cinemas around the world.

Bill Livek - Rentrak - Vice Chairman and CEO

We see something happening here that — and I don’t know if it’s happening around the world. And I like to call it the Chinese invasion. When the Chinese bought the cinema chain, AMC, there was almost a recapitalization of the movie theaters. They became nicer, they’ve remodeled, they took out large number of seats. They’ve put in far more comfortable seats. You had more variety of food going on in those theaters. How is that affecting the ecosystem right now?

Chris Aronson - 20th Century Fox - President of Domestic Distribution

Well, I think AMC has done a fine job of trying to reinvent certainly a number of their cinemas and create more enticing offerings for consumers. There’s no secret that we as an industry are facing challenges from a number of different fronts. And the challenge both in our end to create that compelling content also resides on the exhibition side to create the most enticing environments to come see our most compelling content.

And I think that’s — you saw the advent of these choices that really were never around in the exhibition sector before. You had a screen, you had seats, you open the doors and people came in. Now it’s not so easy. With the advent of quality in-home presentation and I’m just talking about screens and sound, it’s very comfortable to stay at home. But, again going back to what I said before about creating compelling content, same thing on the exhibition side, whether it’s chairs, whether it’s seats, whether it’s premium screen offerings, all of the premium large format screens or IMAX, any of those factors, these are all choices that the consumer has now that really they never had before going to the cinema.

Bill Livek - Rentrak - Vice Chairman and CEO

And speaking about great compelling content, you have The Martian that’s poised to do very well this weekend. That is not a sequel, it’s not a franchise. How did you create all this buzz and excitement around this movie for what is expected to be a terrific opening weekend?

Chris Aronson - 20th Century Fox - President of Domestic Distribution

Fingers crossed.

Bill Livek - Rentrak - Vice Chairman and CEO

I think it’s going to happen.

Chris Aronson - 20th Century Fox - President of Domestic Distribution

But the early data on Rentrak today looks quite promising.

Bill Livek - Rentrak - Vice Chairman and CEO

It’s Thursday morning. And you’re seeing it over in Australia, huh?

Chris Aronson - 20th Century Fox - President of Domestic Distribution

Actually, we’re seeing our Thursday evening shows.

Bill Livek - Rentrak - Vice Chairman and CEO

That is here already?

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Chris Aronson - 20th Century Fox - President of Domestic Distribution

It makes the Rentrak hour an —

Bill Livek - Rentrak - Vice Chairman and CEO

Wow. But how did you get buzz building on that movie?

Chris Aronson - 20th Century Fox - President of Domestic Distribution

Look, it’s a long process, the run up to launch a film of this magnitude. But starts with, again, most compelling content, the book that Andy Weir wrote was a New York Times bestseller. And those that read it knew it was a page-turner and just was one of those books that you couldn’t put down, and then had the elements of Ridley Scott, the great Ridley Scott back in his element where I think he’s achieved most of his success. But truly, a great filmmaker. And then just an all-star cast —

Bill Livek - Rentrak - Vice Chairman and CEO

Matt Damon.

Chris Aronson - 20th Century Fox - President of Domestic Distribution

— led by Matt Damon and Jessica Chastain and Jeff Daniels, Chiwetel Ejiofor. I mean, it just goes on and on. It’s an amazing cast. And they all wanted to make this film because the crust of the story and the script written by Drew Goddard is so good.

Bill Livek - Rentrak - Vice Chairman and CEO

And Ridley Scott is such a great director. He’s even directed Blade Runner, and Alien, and Prometheus for you just a few years ago —

Chris Aronson - 20th Century Fox - President of Domestic Distribution

Right. Right.

Bill Livek - Rentrak - Vice Chairman and CEO

— which opened very well, so.

Chris Aronson - 20th Century Fox - President of Domestic Distribution

Yes. And we also got NASA involved in this motion picture from the beginning as well as their colleagues at JPL and Pasadena. Andy Weir sort of comes from a science background, so they wanted to make sure that there was an honesty to the science presented in this film. But the science presented in this film is done in a very accessible way. It’s not an egg head movie at all. It’s just science plays a role. And I think all of the elements came together to create just a magical movie-going experience.

Bill Livek - Rentrak - Vice Chairman and CEO

That hopefully you all enjoy. Now you know what you’re going to do this weekend, see Martian at a theater near you.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Chris Aronson - 20th Century Fox - President of Domestic Distribution

That’s right.

Bill Livek - Rentrak - Vice Chairman and CEO

When you all are thinking about budgets green lighting movie, did the blend of big [temple] movies change in the last couple of years or is it my imagination? What’s going on?

Chris Aronson - 20th Century Fox - President of Domestic Distribution

Changed in what way?

Bill Livek - Rentrak - Vice Chairman and CEO

Are there more?

Chris Aronson - 20th Century Fox - President of Domestic Distribution

I think more attention from the press is bestowed on temple films. They’re just by nature the ones that garner the most publicity. But I mean like I can speak for 20th Century Fox. We had a record year last year. It was the biggest year in our company’s history and we set a global Box Office record last year. And we did it with a slate that was incredibly balanced.

We had our high-profile temple movies but we also had smaller budgeted under the radar movies like The Fault in Our Stars which ended up being one of the most profitable films in our history. So we feel that the key to our success is to have hit on all strata of film-going.

Bill Livek - Rentrak - Vice Chairman and CEO

Got you.

Paul Dergarabedian

And you certainly have that this year as well.

Chris Aronson - 20th Century Fox - President of Domestic Distribution

Definitely.

Paul Dergarabedian

We have seen big movies like Christmas. I think that could get a lot of Oscar attention.

Chris Aronson - 20th Century Fox - President of Domestic Distribution

2

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Paul Dergarabedian

2. Joy and The Revenant.

Chris Aronson - 20th Century Fox - President of Domestic Distribution

Right.

Paul Dergarabedian

Very cool movies. Great filmmakers.

Bill Livek - Rentrak - Vice Chairman and CEO

How do you guys think about the windows of Paramount? It’s just so well as you are up to date. In the past and actually a standard in the movie industry is that the movie plays in a big screen and then after a period of time, cooling off period, it releases in the rental and on-demand window with the idea that it doesn’t go too quickly to cannibalize the big screen.

But there was one content creator, Paramount, who is playing with the windowing strategy based on Rentrak information that once a movie starts deteriorating in Box Office sales, that then starts the clock of moving it into the other windows. What’s going on with that whole thinking in the industry?

Chris Aronson - 20th Century Fox - President of Domestic Distribution

Well, look, the thinking emanates from the declining revenues from home entertainment. That’s pure and simple. The theatrical revenues, certainly on the domestic side, we’re a mature market as are the Western European and the English language markets like Australia. And you’ll see dips from a year-to-year basis but it’s pretty steady. What is not steady are the revenues from home entertainment.

So the challenge is to sort of maximize our marketing dollars from the initial theatrical window to carry them over through what we now refer to as the dark zone. And that’s the period of time between the theatrical release and the first home entertainment release. And it’s a challenge that all studios are faced with and we’re trying to deal with.

Bill Livek - Rentrak - Vice Chairman and CEO

You mentioned demographics within there. How are you all thinking about demographics? Are you thinking more female movies, more of an ethnic blend? Are you thinking the demographics of the United States? Are you thinking demographics of a global footprint? That has to be a mosaic in and of itself. Which are you thinking on that?

Chris Aronson - 20th Century Fox - President of Domestic Distribution

Yes and yes to the questions. Look, each piece of content is its own organism and has to be treated as such. But one of the things that you cannot stray from when you decide to execute a piece of content is knowing who that audience is and not straying from it. And if you have a female-driven film, then that’s where you need to concentrate your marketing dollars.

And it’s all about creating efficiencies in the marketing dollars. And we’re able now to have a pretty robust suite of tools at our disposal that we can learn from history and plan accordingly for the future.

Paul Dergarabedian

And that worked incredibly well for The Fault in Our Stars which opened in the summer and was number one in North America when it opened, it was a huge hit all around the world. But it seems like you really targeted that marketing for that movie and it did so well not just in North America but everywhere. It became a phenomenon. You have a book that it was based on that was so incredibly popular but that doesn’t necessarily mean everyone who read the book is going to buy a ticket for the movie. How did you —

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Bill Livek - Rentrak - Vice Chairman and CEO

If you’re relying just on the people that read the books for your movie, forget it.

Paul Dergarabedian

So how did you build it to that — and on any of your movies, how did you just build it to that next level? There’s an X factor involved where you don’t know exactly how you’re going to get them in there. But these strategies that you have, it seems like they’re working very well.

Chris Aronson - 20th Century Fox - President of Domestic Distribution

Yes. I mean, look, it’s all about your marketing team and the message that the marketing team creates. With Fault in Our Stars, we knew who the core audience was. So it starts with trying to get them to that red hot fevered pitch that says — I got to go see this movie and I’m going to go see this movie first day.

From there, the execution of that film, again, was so well done and with John Green’s legendary social media following, which I think is an excess of 20 million people —

Paul Dergarabedian

Right.

Chris Aronson - 20th Century Fox - President of Domestic Distribution

— we used social media very effectively to get the message out with that film. But you were right, Paul, in that it became a global phenomenon to the point that we released The Fault in Our Stars in Brazil at the beginning of the World Cup —

Paul Dergarabedian

That’s right.

Chris Aronson - 20th Century Fox - President of Domestic Distribution

— and there were a number of people that thought we were out of our minds. We packed them in.

Paul Dergarabedian

Yes. I think you were breaking records over there.

Chris Aronson - 20th Century Fox - President of Domestic Distribution

And by the way, all of the World Cup ratings I believe were extraordinary throughout the world, as well as in all the venues in Brazil. But they still found time to see our movie.

Paul Dergarabedian

Yes. And you’ve talked about the social aspect, too, which with every movie, it’s a big deal, probably more today than ever.

Chris Aronson - 20th Century Fox - President of Domestic Distribution

No question.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Paul Dergarabedian

If you get that positive buzz on the social media platforms, it can be your best friend.

Chris Aronson - 20th Century Fox - President of Domestic Distribution

Without a doubt. I mean, we’re devoting more and more resources to our digital marketing than we ever had before. And I think you’re going to continue to see that. But it’s all about that message and getting that message to the consumer.

Bill Livek - Rentrak - Vice Chairman and CEO

When you guys go to work in the morning, what’s the big idea or the big ideas that you’re focused on today versus just a few years ago?

Chris Aronson - 20th Century Fox - President of Domestic Distribution

I think job one is the content and knowing and recognizing the competition that we have for eyeballs and leisure time, and making sure that each and every piece of content that we create has a market and has a message that we’re able to get to the consumer that we’re targeting.

Bill Livek - Rentrak - Vice Chairman and CEO

I mentioned earlier in my keynote that James Murdoch was at Communacopia and he’s an impressive executive.

Chris Aronson - 20th Century Fox - President of Domestic Distribution

Yes.

Bill Livek - Rentrak - Vice Chairman and CEO

And I really think he has the right grasp of how the big screen integrates with all of the screens that you produce it right there in the big screen to attract a massive audience but it continues to earn in VODs, continues to earn once it hits his network and your network and the television stations. He’s an impressive executive.

But he also started to talk about the digital opportunity which you alluded to. So when you guys talk about social media digital, do you talk about it in the same context as TV or is it special?

Chris Aronson - 20th Century Fox - President of Domestic Distribution

I think it’s both. I think it’s intertwined. I mean, look, I think it’s fair to say that movie goers consume their content and different types of content in all different platforms. So there is a cross-pollination through all of those platforms. But again, it comes down to that message and how to get to them, to get that message.

And that message has to be effective, make no mistake about it. If it’s a weak or ineffective message, it won’t resonate. And that’s a recipe for —

Bill Livek - Rentrak - Vice Chairman and CEO

Do you have any other questions or we can go [around] the room.

Paul Dergarabedian

Yes.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Bill Livek - Rentrak - Vice Chairman and CEO

Go ahead.

Paul Dergarabedian

Yes, just a quick question. When you have movies that do that well in the theater, is there’s this ripple effect down the line that when that movie released on demand or home video that audiences — I think there’s a lot of people who see a movie in the theater and if they love it, they will also want to consume it at home once it hits that platform.

Are there films sometimes that don’t do as well maybe in the theater but then generate a lot of interest down the road. And then you can build upon that. I think that’s another bite of the apple once you get beyond theatrical. But theatrical is the engine that drives it.

Chris Aronson - 20th Century Fox - President of Domestic Distribution

It is. And I know what you’re speaking of, Paul. And I think the best example, the recent example that I can think of is not one of our movies but was one of NBC U’s, Comcast — Universal’s Pitch Perfect, which was a film that kind of had a hard time finding an identity in its initial theatrical release even though for the budget it was a successful film. But what they were able to do with the aftermarket, if you will, for Pitch Perfect turned into Pitch Perfect 2 which was an enormous hit, starting theatrically.

That’s an effective use of windowing where there’s not just a cookie cutter correlation down to the various windows but one that was actually a growth proposition.

Paul Dergarabedian

Right.

Bill Livek - Rentrak - Vice Chairman and CEO

If there are any questions, can you queue up near the mic? And while you do, I want to ask you a question about China. We talked on the phone a couple of days ago. Every investor is concerned or interested in China because the Chinese infrastructure is built — Wanda appears to be opening up a new theater every day. It’s pretty unbelievable when we see the new theater counts coming in. And if we look at the Box Office numbers, they’re enormous.

How are you distributing in China today and how is that going to change do you think?

Chris Aronson - 20th Century Fox - President of Domestic Distribution

Well, those are two different questions. China still has a quota system for Hollywood films. And they do so to control the marketplace and to ensure that their own domestic product gets a fair shake at their Box Office. So not every film gets in. And now with China becoming now the number two market in the world and it’ll be a matter of years — a few short years before they become the number one grossing market in the world.

There’s just the sheer volume of population as well as the screen growth that you mentioned. And they love movies. No question about it. And they go to their own domestic product as well as Hollywood product. So, yes, China plays a, as with any large potential market plays a role in our distribution and our content creation.

Bill Livek - Rentrak - Vice Chairman and CEO

Please.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Unidentified Audience Member

Yes, hi. This may overlap a little bit with TV. Actually, I’m curious, given all the fragmentation that’s happened in TV audiences as you think about promoting one of your films and getting a base of folks to go out on a Friday to go see that, how much of a challenge is that fragmentation inability to reach a huge broad audience? And how do you guys deal with that? How do you think about — presumably that fragmentation will only increase, how do you think about reaching a broad enough audience to activate them and get them out for a film?

Chris Aronson - 20th Century Fox - President of Domestic Distribution

It’s a huge challenge. I mean it really is. I mean it used to be, and I think everyone could attest to this, it used to be relatively easy to use network media to reach a broad consumer base. And you just can’t do that anymore. With DVRs and just consumer going habits, it’s consumer viewing habits is very, very difficult.

So we have a media team that is fighting that issue every single day and for every single movie. I mentioned our digital marketing efforts. Depending on the film, we’re looking for the right balance between traditional media-buying and the resources that we allocate for digital marketing.

Unidentified Audience Member

How is mix changing? We went back two years ago, was it 95% TV and today it’s 70% TV, 50%? Like how do you think about the allocation?

Chris Aronson - 20th Century Fox - President of Domestic Distribution

I’m sure that every studio has a different mix, so I don’t want to comment on that. But you’re seeing the percentage shift probably a little more away from network and more into the other side.

Unidentified Audience Member

Thank you.

Bill Livek - Rentrak - Vice Chairman and CEO

Hold some of those questions for our next panel. There’s an expert who probably won’t blow his horn but I will. Michael Bologna does a lot of work with Hollywood studios with precise targeting. And ask that question. I think he will give you some interesting answers, too.

Paul?

Paul Dergarabedian

Yes.

Bill Livek - Rentrak - Vice Chairman and CEO

What do you think is the Box Office going to end up this year?

Paul Dergarabedian

Well, right now we’re running 6.5% ahead of last year in North America or at $8.2 billion. We had a great summer, second biggest summer ever. And we broke a lot of records at the Box Office. Chris has a lot of great films with 20th Century Fox, the Charlie Brown, The Peanuts Movie is coming out as well as the Alvin and the Chipmunks. That’s always a big winner over the holidays.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

I think we’re going to eclipse at $11 billion mark in North America for the first time. We were heading in the right direction towards that worldwide. Right now we’re up 6%, as you showed, and we’re at $28 billion. And we’re net high $30 billion range for the year worldwide. That’s what we’re looking at.

It’s so robust out there, Chris and Bill. I think often when you think of the movies and the big screen and the small screen in some way combating each other, but I find that people who are interest in film love to go out to the movie, they love to consume movies at home. It just gets them excited about content. And so when you have all this great content — we all do this. You go out to the movies, you come home, you watch TV. It’s all dovetailed into each other.

And I just see that getting stronger and stronger. I don’t see the theatrical side going anywhere. They’ve been talking about it for years. And the fact that we’re going to have a record Box Office year, in a world of so much competition to the eyeballs, the hearts to minds, the pocketbook of the consumer, just says that the consumer is the ultimate winner because we have all these options.

And as you were saying, we were talking about earlier, the great movie-going experience in theater is as essential as the content itself because people are going there for the movie or you want to keep them coming back for more content and a great overall experience in the theater. Than at home, they have their on-demand component where they can enjoy your movies down the road again and again and again. And to me it just seems like all this is just very robust and will continue to grow.

Bill Livek - Rentrak - Vice Chairman and CEO

One question about risk in the industry. We’re cheerleaders, we’re believers, the data shows that’s an incredibly vibrant industry. But the 800-pound gorilla in the room that people want to talk about is Netflix. And they say — well, but Netflix now has the balance sheet that they can fund the same types of movies that the major studios can. And I would just combat that with — it doesn’t really matter because one of the most important consumer activities is getting out of the house. We can’t just hang around the house and watch Netflix. And we’re a multiuse society and I don’t see that changing.

But this is personal but the facts support that point of view. But as you all look at the additional distribution that is out there and the power to create that is out there because they’ve got balance sheets, how are you looking at that competitive landscape?

Chris Aronson - 20th Century Fox - President of Domestic Distribution

Well, it’s what we were talking about before is consumers have so much leisure time. And it’s a question of how you can allocate their time toward you as opposed to toward another platform. Look, Netflix has been very successful. That gorilla is in the room. It’s not even outside looking in the window. And look, they have been very successful but they really haven’t started getting in the movie creation business yet. They’re starting to.

And let me just say this. If you think making movies that people want to see is so easy —

Bill Livek - Rentrak - Vice Chairman and CEO

Have at it. Have at it, baby.

Chris Aronson - 20th Century Fox - President of Domestic Distribution

Go with grace. Because it’s not, it’s a very, very difficult business. And it is cyclical, you get on a hot streak and then certain things happen and you do everything you can to get back on that. But I think Netflix has been very successful in long-form television entertainment, the binge watching, if you will. And that’s a different beast than going to a motion picture.

And talking about getting out of the house, I think any of you who live in the northeast or any weather-challenged areas in certain times of the year, you want to get out.

Bill Livek - Rentrak - Vice Chairman and CEO

You want to get out, right.

Chris Aronson - 20th Century Fox - President of Domestic Distribution

You absolutely want to get out.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Paul Dergarabedian

And don’t your filmmakers want to see their vision on that giant canvass?

Chris Aronson - 20th Century Fox - President of Domestic Distribution

Let me say, I get to work with a filmmaker who said — I can’t wait to see my movie on that. They do eventually —

Bill Livek - Rentrak - Vice Chairman and CEO

I do not [go on].

Chris Aronson - 20th Century Fox - President of Domestic Distribution

— but that’s not the canvass that they’re working with. They’re working with a canvass that is made for that giant screen with immersive sound and that communal experience that is so special about movie-going.

Bill Livek - Rentrak - Vice Chairman and CEO

Right.

Chris Aronson - 20th Century Fox - President of Domestic Distribution

And The Martian has all of those things. And I’m not just [shilling] for it, it just happens to be opening today that it will, as Paul said, be successful or will be number one at the Box Office. You can’t see that not happening. But it is one of those rare pieces of entertainment that have humor and emotion and excitement all rolled up into one.

Paul Dergarabedian

And that’s that singular movie-going experience —

Chris Aronson - 20th Century Fox - President of Domestic Distribution

It is.

Paul Dergarabedian

— that you really can’t get anywhere else when you’re completely immersed in it and you can’t really just pick up a magazine and start reading or look for your phone. Hopefully you’re not doing that in the theater. There is really nothing like that experience. And a film like The Martian, that’s just made for that — plus a filmmaker like Ridley Scott, you’re going to want to present that on that giant screen.

Chris Aronson - 20th Century Fox - President of Domestic Distribution

Definitely, yes.

Bill Livek - Rentrak - Vice Chairman and CEO

Any additional questions for Chris? You have one? Please come to the mic.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Unidentified Audience Member

Chris, you talked about a little earlier day and date. What is the potential there? And for small films that have the potential someday to be in temple, would it make sense to work with Rentrak, use their data to target the markets where you march in the theaters effectively and then push down into the DVD and over the top channels into small markets to see if those markets can grow and create demand later on to warrant distribution into a second tier market?

Chris Aronson - 20th Century Fox - President of Domestic Distribution

What did you mean day and date?

Unidentified Audience Member

Releasing the film on-demand or on video at the same time as in the theaters.

Bill Livek - Rentrak - Vice Chairman and CEO

Within the big screen.

Chris Aronson - 20th Century Fox - President of Domestic Distribution

The theatrical business is a very successful business, both for the studios and for exhibitors. And there is a market for day and date. And you’ll see a lot of very small pictures now that don’t have the marketing dollars to market a film on a broad-based basis that you have to do to reach a theatrical audience. But it’s not the business that we’re in.

And the windows that exist now have been very successful for us. Not to say that we’re not working on trying to slightly compress them to make that dark zone between theatrical and the first home entertainment bite a little shorter so that we can maximize our marketing dollars. But we’re not in the day and date business. And we don’t want to put the theatrical business at risk. And anyone who’s thinking about doing day and date on a broad-based basis is doing just that — putting the theatrical business at risk.

Unidentified Audience Member

All right. Second question kind of related to this. It would seem to me that maybe there is an — part of the revenue growth of the movie theater is increasing the average revenue per ticket, right? So you’re spending more on popcorn, you’re spending more on the actual ticket to get in, paying up for 3D. And maybe it’s a game about keeping that audience in the theater as long as possible.

And to that end, would a distributor like Fox envision someday making short-form miniseries kind of concept, maybe not a whole 13-episode show but 4 to 8-episode available to distributors on an exclusive basis with a short window to go on TV to both help the theatrical film industry and then also provide a good launch for a TV show to go on to the TV market. Can you even do that with the unions?

Chris Aronson - 20th Century Fox - President of Domestic Distribution

It’s one of the ideas that we’ve kicked around but not necessarily leading to television or for a television series. But we’re looking very closely at how consumers are consuming their content and what exactly they’re looking for and how that relates to the theatrical world. So there’s nothing that’s off the table, I’ll say that.

Unidentified Audience Member

Thanks.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Bill Livek - Rentrak - Vice Chairman and CEO

I think as you’ve heard and the facts show, this industry has never been healthier. More money is being put into content than ever before. The theaters are nice. They’re fun to go to. And the consumer is that they’re busier and busier, they still find time to get out of the house because the movie is the only place that you can go to see something with your significant other and not talk to them for two hours. That’s a great deal [obviously].

With that, thank you so much, Chris.

Chris Aronson - 20th Century Fox - President of Domestic Distribution

Thank you.

Bill Livek - Rentrak - Vice Chairman and CEO

We appreciate it.

Chris Aronson - 20th Century Fox - President of Domestic Distribution

Pleasure. Thank you. Thank you.

Paul Dergarabedian

Thank you, Chris. Thank you, Bill.

Bill Livek - Rentrak - Vice Chairman and CEO

Thank you. We’re now going to move into one of the reasons that we did the deal with comScore. It’s about cross-platform. But Rentrak, as you know, has been thinking about cross-platform for a long time in a lot of different ways because our customers have been thinking about it for a long time in a lot of different ways.

One of our individuals who runs our cross-platform product design is Caroline Horner. Caroline has a deep agency background, a deep tech background, and for many years, was a dish understanding how the consumer watches content across a lot of screens.

With that, I’d like to introduce Caroline Horner who’s going to show you a presentation before we segue into a great panel. Caroline, thank you.

Caroline Horner - Rentrak - Senior Vice President, Product Innovation

Thank you. Thank you very much. Did you want to hear that now? Okay. And somebody should have a magic [pointer].

Bill Livek - Rentrak - Vice Chairman and CEO

Over there.

Caroline Horner - Rentrak - Senior Vice President, Product Innovation

Thank you. How are you guys doing? You all right? As you know, a little bit of this will be a repeat of this morning’s scenes and what’s really nice is it reinforces a lot of the same messaging. But as you know, Rentrak precisely measures movies and television everywhere. But our point of difference is our ability to more relevantly characterize who is in front of the TV, so what the household characteristics of the folks who are watching television.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

And we call these characteristics is advanced demographics. And I think you’ve heard us use that a couple of times. It’s sort of synonymous with targeting. So you’re going to hear a little bit more today about how we precisely target the viewers across platform and that is from TV to DVR to VOD to digital.

Now, advertisers want to target the consumer, the same definition. They want a very specific definition, often a purchase or target, from television to VOD to digital. And they want to use the exact same target across all the media. They also now want the option to buy only that target impression. And that’s what the industry is calling audience-based buying.

Now, networks and programmers, the sellers of the inventory are pretty much okay with doing these advanced demographics. But what they want is the ability to provide those impressions across all of their inventory. So that includes all the dayparts, their long-tail networks, their VOD inventory, and their digital inventory and want to get the same price for that audience. And so you’ve heard a little bit from Irwin saying how the audience is more specific to what they should be buying and the sellers want to be able to sell that wherever the audience is.

One of the most noteworthy trends that have happened over the last two years and even more so this past year is a shift, the accelerated from appointment-based television to convenience television. Now we all remember about 20 years ago, we all used to run home, watch the channel — well, for me it was Channel 4 but it was NBC’s Thursday night lineup, run home to watch Cheer, Seinfeld, Frasier, all that great content. And you were able to talk about it in the morning.

Well fast forward to today, underlying share viewing is still live television. And this makes sense because 50% of households still don’t have DVRs. I don’t know who they are, quite frankly. But that’s still the facts. But what we’re seeing is that there is an expansion of viewing through these other media. And see that into the VOD, the DVR, and the digital. And what we’re seeing is a huge uptick of time-shifted viewing, particularly beyond the third day, so day 4 through 15 and the VOD viewing all the way up to a month. That is where the largest growth.

And there’s very interesting patterns of behavior. When you look at the programming content, there is some that is still extremely prevalent with live mode of viewing and those are sports, news, and reality shows. And then there’s other content that is more dominantly viewed in the time-shifted mode. And we’re actually beginning to see content that is viewed more in time-shifted than they ever see in live. And I’m looking at shows such as AMC where it’s 30% live and 70% time-shifted mode. That’s pretty shocking but we’re seeing more and more content looking like that.

And what’s interesting in this type of content that is convenience-based, you see high amount of DVR viewing for that content. You also see high amount of VOD viewing for that content. And you also see a high amount of viewing for the digital. So it’s highly correlated. So that’s how this concept of convenience-based television versus appointment-based is coming forward.

And what you heard from Bill this morning that, yes, live has dropped a little bit, quite a bit. And compared with two years ago, though, this viewing has shifted into time-shifted mode. This is 2015 versus 2013. It shows you the huge growth in time-shifted viewing. Overall, it’s basically flat. And then when you add back in the digital viewing, there is going to be and we’ll continue to see over the next year from many different players, the expansion of viewing with digital.

However, if you’re a doomsdayer or if you’re thinking that TV is down, Rentrak is still an incredible partner in this ecosystem because you need to find the value in the inventory. And the best instrument to do that today is advanced targeting. Advanced demographics in targeting increases the value for both the buyer and the seller.

So if you take a look at our approximately $70 billion TV marketplace and you line up the inventory based on its ability to be targeted, you have a huge amount of inventory, about 80% of it being sold in traditional ad units that has very low ability to target. They have a lower CPM. It’s a highly efficient medium. So if you have all the long-tail all the way up to the primetime network, about a $10 CPM for 82% of the inventory.

Now you switch over to what is called programmatic, and we heard that brought up today. And a lot of people talking about programmatic that it has very ill-defined. But some folks have taken it around a $10 billion piece of business this year. I think that’s a bit high. But if you take that track, it’s about 10% to 13% of the advertising inventory that’s available.

And because programmatic [wreak] packages inventory for many different shows together, they’re able to present the buyer with more of their target audience and the CPM gets raised. So now we’re beginning to see the scene — more targeting, higher CPM at a yield from the inventory.

Now on the VOD and the dynamic ad insertion into VOD, we have all of those impressions. So we know that the content and the inventories are somewhere around 2%. The cost per thousand of that is actually higher because the inventory that’s being put in and viewed most dominantly is the primetime FOD or free-on-delivery content that’s ad supported. So you see about a CPM of $20.

Moving into addressable. Now, addressable has about 1% or so of the inventory of not a lot of content is presented in an addressable mode. For those of you who do or do not know this term, it’s when a commercial could be played in one household and a different version of a commercial, the exact same time, in the other household. And that’s based on the targeting for that household or viewership. The cost per thousand is usually higher because it’s highly targeted and the advertiser doesn’t pay for the waste. They’re only buying the audience.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

And then the last category we’ll touch upon today is the digital TV Everywhere. This is the content that’s available in primetime, that they’re making available over the top. And that is the highest premium, the most desirable digital inventory that there is. And you get all the wonderful targeting that you do with regular digital viewing.

Cost per thousand somewhere around $30. Now with a high amount of targeting, if you bring to bear a higher value of the target, the CPMs go up. If the digital TV Everywhere is sold as part of the upfront, it brings it down to somewhere in the $20 range.

So how does Rentrak fit and service this whole continuum? On the traditional side, you saw earlier in Bill’s presentation that every single major agency holding company works with Rentrak. And each one of them has a practice of using advanced demographics to find the valuable audience for their clients. And they call this optimized planning, right. So they get all the information, they plan against it, and then they buy against whatever currency. It creates leverage for the agencies in those negotiations. And we’re servicing all of the agencies with Rentrak advanced demographics.

On the programmatic side which accounts for about 13% of the inventory, Rentrak is servicing 75% of the programmatic exchanges. We all will have our demographics in those exchanges. That’s for television but it’s also, and more predominantly for digital.

For VOD, obviously Rentrak is the currency. And in this coming year, we will be adding the advanced demographics onto the VOD inventory. On addressable, we are the currency. We have the reporting for dish and direct, which is the dominant force in linear addressable television today. We standardize the reporting, the processing, and work with the agencies to bring those reports together in a more efficient way.

And digital TV Everywhere, a lot of the same targets that we make available for programmatic are also being used in the digital realm. But of course with the comScore relationships coming forward, you’ll see more of the targets being extended from TV all the way into digital.

We keep on using the word targeting and I wanted to bring that to life a little bit more for you guys. Over the past year, we’ve been working diligently to establish the relationships with the data companies and the [sector] privacy compliant workflows so that the advertisers and the programmers, and the buyers and the sellers can construct, buy, and manage these targets more efficiently.

And there’s two different categories of companies that we’ve done partnerships with up here. We have both the targeting companies and the media-buying exchanges. On the targeting side, an example would be Kantar Shopcom. That is the products that people are buying. And what we do is we relate at the household level, we match it to our data, and come up with the ratings for exactly those product categories. So for example, if you were a heavy consumer of Diet Coke, we would have that index brought over onto the Rentrak TV viewing data and provide the exchange what is the best content to hit that target.

Over in to represent the media-buying companies like Oracle and New Star, you can go into their marketing cloud, select the target and then go to the sellers and buy that inventory based on those targets.

So let me bring this to light a little bit more. Hopefully it will be a more fun topic. Let’s just say you’re an advertiser and you’re marketing company comes back and says — you know what, your product would do really well amongst this specific target. You should hit the male who’s married, drinks Diet Coke, watches an extreme amount of wrestling and boxing content. Anybody recognize this individual yet? Michael Bologna, who is it? David Algranati, our PhD who does all of our targeting. He has a doctorate as well in statistics.

So your marketing department says — this is your ultimate purchaser. You go into the exchange, you pick the segmentation from [experience] and that covers off the age and gender, the composition of the household. You go into the Shopcom definitions, you pick the heavy user of Diet Coke. You go into the TV ratings and you pick the wrestling content from Rentrak as well as going back and finding the doctorate which, in this case, would be in the experience dataset.

So you bring it down to just the target audience that you want. Rentrak models out all the viewing habits and passes back the ratings for this subgroup either in a custom format or within these marketing clouds, as they’re called.

So the next step, once you have your target audience and you’re able to light up all the different inventory with the exact same definition, you set up your campaigns to hit them everywhere that they watch television content, whether it’s at home, traveling while they’re commuting, in the office, at a lunch break, in a sporting arena. And PlaceIQ is one of our partners where they do geofencing and they’re able to identify who’s a fanatic in the sports arena.

You have the movie theaters. You heard today about MovieTickets.com where you’re able to understand the person who was in the movie theater as well as the television that they’ve been exposed to that influences their behavior. And of course, the VOD and the television at home.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Now, the most important thing, once you get to this level, is to understand, to control the reach and frequency of which the commercials are being played to this audience. You don’t want to do 10 times on television and then 10 times one moment later on a digital apparatus. It’s best to have the proper amount of reach and frequency to influence the purchase.

And that was what the relationship is going to be amazing with comScore. We have both of our census-based approaches to meet a measurement and we’re able to — what the industry calls dedupe or come back to one person or one household and indicate how many exposures that person got. It will be very difficult to do that sample panel.

Earlier this year, we launched a product called Rubik. This product allows our clients to look at all these targets that we talked about, to understand exactly how they’re interacting with the content, whether it’s live, DVR, later this year we’ll have VOD, and then with the relationship with comScore, layer in the digital. It is going to be an amazing product when we layer in these new pieces. I am thrilled at the opportunity.

We have a couple of other products that also address the cross-platform realm. We have multiscreen essentials which you may have heard about last year. It stacks the viewing by live, DVR, VOD, and where we have it, the digital. So you can see how content is being viewed across platforms. And that’s important when you’re buying, say, a C3 or C7 window when you want to understand the contribution that it’ll have when you buy a spot on that show.

And the last product I want to talk about today is one that we launched it a couple of weeks ago or a couple of months ago but we haven’t done a lot of press about it. But it is working with Millward Brown Digital where we can, again, dedupe the audience for ad campaigns from live all the way through to digital. And that’s from creating an overlap panel between our two products at about a couple of hundred thousand households. So it’s that impressive. You can see the direct lift that happens with the extended reach for a digital versus television on the home.

So how do we all of this? Well, first of all, our operators give us the data. Same with live TV and DVR and VOD, we’re also getting data for digital. And we have that with Cox and with AT&T and we have pledges from our other operators to also provide more digital data going forward.

We’ve been working with programmers for years. ABC was fine with us calling that out. We’ve been working with them for many years to cover their multiplatform viewing data across all their platforms among others that we’ve announced.

And lastly, we have quite a few strategic platform relationships. The most relevant one I think was launched just yesterday, day before. The relationship with comScore is going to make this an unbeatable partnership. We have Rentrak on the census-based television, VOD, and then with comScore covering the platforms with digital.

All together, we are going to be able to provide the industry with holistic targeting across every single platform. We’re going to continue to increase the value of the inventory for both the advertiser and the seller. And we’re going to be able to dedupe and provide extreme value on the cross-platform reach.

Coming right up we have a fairly long — Chris Wilson. Yes, where is Chris? Hi, Chris. Chris Wilson, our President of National Television is going to join us and bring forward our panel, if you could. Thank you. Then we’re going to cover off, get some real-life conversation about cross-platform marketing. It’s not easy and we have to have perspective — come on up, Michael. We have perspective from both buyers. And sellers and I think we’re going to need a few more chairs, if we could. All right.

Could’ve gone down. [Who did] that? Was it [George virtually] if — it went down. It could’ve done that a couple of seconds ago.

Hey, Mike. How are you? For those of you who don’t know, I used to work with Mike at GroupM. So we definitely have some of the battle scars from being early innovators in the addressable marketing realm. Chris, if you want to start off?

Chris Wilson - Rentrak - President - National Television

Yes, sure. While we’re waiting for the chairs, let me just introduce everyone really quickly. Right here, this is Andrew Appel. Andrew is the Chief Executive Officer of IRI. Next to Andrew is Chris Ryan. He’s the VP of Sales, Research & Strategy at Scripps Networks. Next is Keith Camoosa, Managing Director of Research & Analytics at Magna Global. Following Keith is John Dempsey, Senior Director of Mobile at Oracle Data Cloud. And last but not least is Michael Bologna, President of Modi Media.

Okay, so today we wanted to talk a little bit about cross-platform and kind of get these guys’ opinion. We’ve got some great folks here as far as their expertise in the space. They’ve obviously been exposed to all the changes that have taken place over the handful of years.

I guess, first and foremost, and you guys had a chance to see what Caroline was presenting and talking about and our view of where the world is going and the role that Rentrak and comScore play. Any thoughts on the presentation or areas that you agree with or disagree with as it relates to what you saw there?

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Michael Bologna

Yes, I do. I mean, Caroline did a beautiful job of articulating some of the really important components of our business right now. And as an ad guy, I couldn’t agree more that advertisers are thinking far beyond broad demography. They want to reach audiences that have purchased soup. They want to reach audiences that have purchased or are in the market for a particular car. They want to reach audiences that don’t have a credit card that have the money to pay the bill. And they want to reach them on television and any other screen.

And our ability to measure all of those screens accurately, dedupe the audience, manage the frequency and really optimize the allocation accordingly, if we do that right, then the answer to the gentleman’s question to Irwin before, does all this (expletive) increase or decrease the ad budget, it absolutely does increase it 100%. Advertisers will spend more if we get this stuff right. But it has to drop the silos. And I think that’s part of what we’re here to talk about.

Andrew Appel - IRI - President and CEO

Yes. I mean, I would add, Chris, I think the opportunity is extraordinary. I think we at IRI have been working closely with comScore and Rentrak to link — both work together to link the datasets together across. We were thrilled when the firms came together. And also then to link at the purchase data, purchase behavior at scale.

And I think all of the work that we’ve done — first, it’s incredibly difficult to put all these datasets together, so I think between what Rentrak and comScore are going to have put together and some of the work we’re doing with you guys to help from a technology standpoint to integrate it, once it’s put together, it’s going to be extraordinary because there really is no scale sets of information about cross-platform viewership. And so that platform by itself will create a huge opportunity.

We do a lot of work just looking at the impact, the other side. On the one hand, it’s cross-platform viewership and then on the other side is what result you actually get from the advertising. And the work we’ve done with you guys in the last year and a half or two years just shows there’s a huge amount of variation in the actual targeting that’s going on today.

So where there is variation, there’s opportunity. It’s very messy to do programmatic television, like the programmatic tablet, like the programmatic digital. And then even if you do it, when we look at it, getting to those audiences that are actually inclined to purchase the product, there’s still a huge variation. So it’s almost a random distribution.

So by pulling the data together, being able to optimize and target based on cross-platform and then to actually be able to link it to purchase behavior, there’s 200%, 300% improvement in opportunity from an ROI standpoint. It’s just going to be a huge transformation, this whole point of like which half of the advertising adds value. If you can actually get granular data on exposure and link it to granular data on impact, you can actually, for the first time, execute against that.

Chris Wilson - Rentrak - President - National Television

Right, that’s great.

Chris Ryan - Scripps Networks - Vice President, Sales Research & Strategy

Yes, I mean I would just throw in the fact that the targeting, I think television is finally starting to figure it out. It’s the attribution piece that we haven’t really figured out all that well, at least from a syndicatable, affordable way. There isn’t a request that comes in that somebody is not asking for us to prove it. We can put them in all the right shows that make the most sense for the client. But now they’re asking for us to show that when the ad was seen, that the next step was made and the purchase was made.

Chris Wilson - Rentrak - President - National Television

So, Chris —

Chris Ryan - Scripps Networks - Vice President, Sales Research & Strategy

Yes, just to finish, I mean, we know prior history, we need to close the loop big time.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Chris Wilson - Rentrak - President - National Television

I was going to say, so on that point though, Chris, is that coming from the agency marketplace or is that coming from the advertisers direct or where do you really see those requests coming from?

Chris Ryan - Scripps Networks - Vice President, Sales Research & Strategy

Yes, I mean it’s coming from both. I mean, there’s still a lot of confusion as to what is really available. I mean, I wanted to come earlier today so I can found out a little bit more about the big announcement. It’s very exciting. Obviously it really is a game-changer from a measurement standpoint. Rentrak has been an incredible partner from the get-go. I think we were one of the first media companies to sign up.

So they’ve done a beautiful job of getting measurement moving forward. Obviously the currency people have not really changed much. Somebody is finally pushing them and now somebody is actually going to leapfrog them and measure everything, aren’t they?

John Dempsey - Oracle Data Cloud - Senior Director, Mobile

Chris, I’ll take partial blame for that. At Oracle Data Cloud and Datalogix prior to that, we’ve done a pretty good job getting the big brands comfortable with measuring all of their digital media. They’re used to getting it on Facebook and Google and Twitter and their broader digital campaigns and so now they’re asking the same questions of — well, can I do it on TV? That’s where I’m spending the bulk of my dollars, I’m seeing higher CPMs, I deserve that attribution, too. And it is coming.

Chris Ryan - Scripps Networks - Vice President, Sales Research & Strategy

Okay, well, good. I learned something today.

John Dempsey - Oracle Data Cloud - Senior Director, Mobile

With Rentrak.

Caroline Horner - Rentrak - Senior Vice President, Product Innovation

Thank you. The digital attribution is a practice that’s pretty old and still arguments fly about what to give, where to acknowledge that the impact is. One of the things with targeting, and I want to share it because some of you understand because you’re so used to targeting. But targeting isn’t just a definition of what the profile is of the household. But it’s the same methodology for putting in the actual transaction. So the same methods and the loops, as soon as we get everybody comfortable with it, right, that it is a transaction. So the systems that we’re building together will actually provide the answers as they go forward.

Andrew Appel - IRI - President and CEO

Yes, I mean, my sense is that there’s kind of three steps in the process. So you need to get the kind of data together at scale to figure out who should see what at scale, across platform. And then we now have to shift an entire industry who’s used to not buying TV that way. And my sense is that there is a lot of legacy behavior in just buying of TV inventory. I mean you looked at the chart. 83% is still effectively bought the old way.

So it’s almost like a reengineering. We grew up in the digital with kind of a programmatic ability. There’s huge amounts of opportunity in terms of data and attribution and even programmatic because we still see a wide variation in terms of purchase. But we’re going to have to transform the whole buying process almost for TV.

And then the third is then to create the real-time ecosystem to see am I getting the right target audience. So I tried to buy this. Did I get it? Which is all the measurement that comScore — and then did it actually have the impact that you’re looking for.

And then there’s actually a whole world on impact which is, is it sales lift or is it brand lift. And so there is this — I always joke, 80% of the people think it’s sales lift and 80% of the people think it’s brand lift and they’re both right. But the stuff that we’re building and I think Datalogix has a lot of this too, is sales lift. That is only a subcomponent of lift. Then there’s brand lift. And the trick is to get that whole end to end process at scale.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

John Dempsey - Oracle Data Cloud - Senior Director, Mobile

Right. I mean —

Andrew Appel - IRI - President and CEO

Like not as panel — panels are important, but over time, what we want to do, I think the folks on this panel want to do it at scale. [$50 million to $100 million] household level you guys are building, your ID clouds in order to match it all. But it’s all three of those steps — identification, execution, and then actual impact.

John Dempsey - Oracle Data Cloud - Senior Director, Mobile

The good news actually is that attribution scales better than the targeting does. So you have somebody like Rentrak, you’re collecting all this data off of linear TV, which linear TV sold by the networks is not changing anytime soon. All the addressable you guys are doing is still on local avail?

Michael Bologna

Absolutely.

John Dempsey - Oracle Data Cloud - Senior Director, Mobile

Dating myself here, [visible world] information from four years ago —

Caroline Horner - Rentrak - Senior Vice President, Product Innovation

It’s still relevant.

John Dempsey - Oracle Data Cloud - Senior Director, Mobile

It’s still pretty much the same market. But when I can still take linear addressable TV, know at a one-to-one level who saw that ad and tie that back all the way back to a household, to a loyalty card, I can actually do attribution on that.

Michael Bologna

And that then helps get us to the next step of what we just mentioned over there about fixing the big problem with television. So even though the household level addressability is limited to 40% of the country with a local two minutes per hour, the byproduct of an addressable campaign is how a schedule delivered against specific content directed to a specific segment. That information then helps that advertiser understand how to rebuild and reallocate their national television campaign.

So it’s one step towards the other but again, it’s $70 billion is traded towards television in a fairly archaic way and in order to really go from where we are now to where I think we all want to be, could require a five-minute step back to then take two steps forward. And that’s not easy to do.

John Dempsey - Oracle Data Cloud - Senior Director, Mobile

The systems for setting pricing, setting scheduling, they’re not set up for —

Michael Bologna

They’re not.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

John Dempsey - Oracle Data Cloud - Senior Director, Mobile

— being programmatic.

Michael Bologna

They’re not. I mean, broadcast television networks can’t even send a proper bill. They send us an invoice that’s 15% higher than what we actually want to pay. They can’t get net and gross right. The last time an agency got 15% I was six. It just doesn’t happen anymore. So there’s a lot of logistical infrastructure that challenges that but it doesn’t mean the advertisers don’t want it and it doesn’t mean they’re not willing to pay for it.

What Caroline mentioned before about understanding the premiums of targeting and waste reduction, they are starting to get that and they are accepting those premiums if they were properly processed.

Andrew Appel - IRI - President and CEO

And the opportunity is so big.

Michael Bologna

It is.

Andrew Appel - IRI - President and CEO

And the work we do just looking at the Rentrak data versus the purchase behavior of the audiences, there’s a 20 — I was just looking at it yesterday. We’ve done about 35 different brands in CPG and there’s a 26% inefficiency and if you just basically optimized and got the shows to the people that are likely to buy the product, whether it’s soup, Coke, soda, if you’re talking about $70 million, just take 20%, it’s a $14 billion optimization opportunity but just in CPG.

Chris Wilson - Rentrak - President - National Television

I mean, what’s interesting listening to you guys talk, right, is that clearly the media marketplace — I don’t even want to call it the TV marketplace. The media marketplace is evolving. And the tools and the techniques that have been used primarily in more of a direct marketing mentality, whether that be digital or anything else, are kind of making themselves available or important across the entire ecosystem. It’s really about managing touch points with those consumers.

Andrew Appel - IRI - President and CEO

Yes.

Chris Wilson - Rentrak - President - National Television

And I think what’s interesting listening to you talk is that there’s no question that the television marketplace is going to have to evolve to keep up with that. And it sounds like the tools that have historically been used to try to deal with that just aren’t going to be satisfactory in the future.

And one of the things I wanted to ask Keith about was they’ve been doing some really interesting work with a system they call AMP, which I’ll let him explain what that is and share what he’s comfortable sharing, where they have been doing some work for some time now with comScore and Rentrak data within that system more on a proprietary basis. But it would be interesting to kind of hear your perspective, Keith, on how that’s worked and that’s kind of a new evolved tool for looking at media and how that’s helped you guys with your clients and the business that you’ve recently won — Coke and CBS, for example.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Keith Camoosa - Magna Global - Executive Vice President, Managing Director, Research and Analytics

Sure. Maybe three or four years ago we had the shocking revelation that all the tools in the industry were insufficient to do the things that we wanted to do, to target more precisely, to measure ROI more precisely. So working with firms like Rentrak and comScore, what we started to do was to build out our own data stack where we get raw data feeds coming in respondent level, panelist level, the most granular data possible from as many premium partners that we could find. And we sort of built our own stack.

So we used Rentrak and Rentrak operator partners for TV. We layer on comScore for digital. We add sales data either from the client CRM or from industry providers for automotive and for CPG.

It’s been challenging and exciting. And what we have found was that we actually need to start building software and build UIs, so we could handle all this data. So it’s super exciting for the industry to have more useful tools come onto the marketplace so that we don’t have to continue to build our own tools because we don’t really want to be in the tools business. We want to be in the advertising, planning, buying, and optimization business. But certainly, Rentrak has allowed us to sort of build our own tools and get much more precise than what we could find from off-the-shelf solutions.

Chris Wilson - Rentrak - President - National Television

Well, and that’s an interesting point and I just want to follow on. So you don’t want to be in the tool-building business, yet you find yourself building tools.

Keith Camoosa - Magna Global - Executive Vice President, Managing Director, Research and Analytics

And we’re not very good at it.

Chris Wilson - Rentrak - President - National Television

And the reason I asked that question is what’s the decisioning around that? Is it just simply that they just didn’t exist that you’re like, okay, we’re going to go do this?

Keith Camoosa - Magna Global - Executive Vice President, Managing Director, Research and Analytics

Yes, yes.

Chris Wilson - Rentrak - President - National Television

Or is it because you wanted to do that to have more control over what you were doing?

Keith Camoosa - Magna Global - Executive Vice President, Managing Director, Research and Analytics

A little bit of both. At the most sort of pragmatic level, it was literally impossible to plan cross-platform across a common audience. So identifying that targeted audience that we think are going to be the most responsive, have the highest value for the clients long term. It was nearly impossible to plan TV, mobile, online, print, et cetera, against that same group of people. Planning was traditionally done in silos. So you did your TV, you did your print, you did your digital. And maybe you get some random overlap and you could measure it on the back end to learn that cross-platform works better than single channel. But we didn’t have a way to deliberately plan for that, which is where tools come into play because everything is centered around tools. The industry revolves around tools.

Chris Wilson - Rentrak - President - National Television

And one of the things I think that along the tool idea, right, there’s — when you think about cross-platform — and I think sometimes it kind of mashes together. There’s really I guess two different types of tools that are out there on the broad base. One, which is measurement of content viewing/consumption. And then secondly, it’s more targeting, buying, and measurement, right?

And what’s interesting is when we started the conversation, a lot of it was really around that second piece, the targeting, buying, and measurement versus, hey, I need to understand how many people are watching a particular program from CBS across all these platforms. Extremely important, right? For Chris’ business, you’ve got to understand your entire viewing ecosystem as does the buy side.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

But there’s this whole other set also that’s really about, how do I select the right audience through my advanced demographics. So really age and sex just isn’t cutting it anymore because I can’t get my lift. How do I buy across all that media and how do I measure the result of that?

When you look at that, is this kind of a function of those two things work together to be able to solve the problem or do you see them being completely separate and depending on your business, depends on what tool you use? Do they work in tandem? Or do they work separate or apart? Does anyone —

Chris Ryan - Scripps Networks - Vice President, Sales Research & Strategy

Yes, I mean it’s separate right now — frustratingly separate, unfortunately. The reality is there’s nothing right now that I can say I know for sure that Chopped — if you take Chopped on Food Network, I know what the TV rating is, I know what the VOD rating is, I know various impression levels across all the potential platforms on Netflix but I can’t give that one number, right? And I sure can’t give a number for an advertiser to say — I can give an estimated reach number, but I certainly cannot share with them simply because the ability is not there right now.

What a campaign across all of our touch points are going to deliver for them, that’s frustrating, disappointing. Though, it seems like maybe, right, maybe we’re finally there with what Rentrak and comScore are trying to do. I mean, at the very least, some of the stuff that the currency company is doing — I’ll try not to mention their name — they, at the very least, are maybe starting to sort of wake up and smell the coffee about what needs to be done to push everything forward.

The reality is, TV guys, the sort of like traditional TV guys like us, we want to move forward, right? I mean we don’t want anybody buying adults, 25 to 54, anymore because we’re not getting paid for the whole audience that we’re really delivering. Half the audience falls out of that. And we have brands with unbelievably passionate people who spend a crap load of money and we’re not getting paid for it and we’re not measuring those people.

And just to go back, it’s very frustrating. But finally for the first time, as maybe yesterday, I actually see a light at the end of the tunnel because I go back to — I know we talked about attribution. It’s not really there yet because we can’t afford the current models that are in place to prove attribution because everything is custom right now. To prove attribution, there’s no syndicated attribution model out there. So I can’t offer that to everybody.

I have to pay a lot of money per client to prove that it worked, that all this advanced targeting that we worked really hard to develop and to share, that it worked. It’s not scalable right now. When it’s syndicated, then that’s a game-changer. But for me, right now, doing these one-offs, they’re a bunch of case studies that are helpful, but — I know I’m rambling a little bit but it’s —

Michael Bologna

No, it’s very true. We have that same problem on the buy side. I mean in order to pull off a stunt like target an audience that’s in the market to buy a specific vehicle and manage the frequency just to that audience, pay for the delivery, ignore the waste and then tie it back to car sales, there’s a lot of hands in that pocket. Data is expensive. There’s tools and tech that needs to be implemented. There’s research on the backend. There’s bodies involved.

And organizing all of that together and adding it all up — once everybody gets paid, the price tag is high. And it’s not always possible or feasible for — that’s not a cost that can all be directly passed back to an advertiser, right? Sometimes, it can. But many cases, it can’t. It can’t all be the burden of the agency or the media owner.

So we struggle a lot with sorting that. Like we’re playing and we’re learning a lot with these household level addressable tests and attribution in the local two minutes per hour and 40% of the country. But in order to make this big, in order to fix the $70 billion problem, how we manage all these costs and how they get absorbed, that’s a real issue.

And then back to what was said just before that, part of it’s on the advertisers. Advertisers, you’ll still look at some major advertisers who spend hundreds of millions of dollars and you’ll ask them who they want to reach and they’ll look you straight in the eye and say adults 18 to 49. It makes your stomach turn.

So part of this is helping them understand the value of audience targeting. And if we can’t do that with attribution because of the cost, then we need to find another path. But it’s definitely the time to do it.

Andrew Appel - IRI - President and CEO

Yes, I think, Chris, actually, your original question was how do we see the ecosystem working. I think it’s relatively straightforward what comScore, Rentrak and what IRI are trying to do, right? So you have the process from insights to planning, to targeting, to activating, to measuring, to optimizing. That’s how we think about it.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

And I think what we’re going to do is build a single platform that covers everything except the buying engine. So we’re going to merge all of the data sets of comScore and Rentrak to get cross-platform viewership. We’re going to take all the purchase data sets of IRI and our partners and create attributed lift measurement. And that will, in a syndicated way, at scale, and so I see that as the vision, right? The insight platform that allows you to see cross-platform viewership attributed to who actually saw it and then what impact did it have on buying.

And I think we’d like to come up with a long-term brand measurement. We’ve got a couple of things in the R&D lab. That’s going to feed you the audience selection that will then basically go into the buying process. And I see the buying process at least in the short-term until we build the buying engine as that’s where the break happens, right? It goes into the buying processes of the ad agencies for TV and digital. But then it comes back out in real-time measurement, right? Real-time measurement both from a viewership — did I hit the audiences I want — and real-time measurement from an impact standpoint. Did it actually have the lift associated with it?

And then to answer your question, I’m not sure it’s going to be cheaper because that’s not the business we’re in is to make it cheaper because we have to make a living for all this.

But by syndicating it, I think it will move from a bespoke kind of PowerPoint-based end of process exercise that feeds a planning exercise to an on-demand process. I mean it should be an on-demand process so that you can see the viewer — every week, you can see the audience or who sold what, what was my plan? Did it capture the actual viewers? Did it hit it, right, using Rentrak comScore viewership? And then what was the impact? Did it drive the business lift by geography, by creative, by campaign, by segment? And then how do I change the behavior next week to basically improve the ROI associated with what I did last week? I mean that’s our vision. I mean that’s what Bill, Serge and I have been talking about for a while, right? An on-demand vision and on a single platform.

Chris Wilson - Rentrak - President - National Television

So that makes a lot of sense and one of the things I wanted to bring back to a little bit is, so the role of the other screens in the process, right, so you see — we saw a slide earlier that talked about the still the majority of viewings taking place on traditional television will be for a very, very, very long time in my opinion. I don’t see that changing. But you do see that there is more viewing taking place and that actually overall viewing is up when you look at it across screen, right?

So it’s clearly an important component because there are people that believe that television viewing is down, which is not. It’s not right.

Michael Bologna

It’s not true.

Chris Wilson - Rentrak - President - National Television

So that being said, how important is it — and maybe this is kind of a silly question. But how important is it to really be able to bring all those screens together to understand that, number one. And number two, when that happens, does that put us in a position where we start to move away from traditional metrics of GRPs and start to move into impressions, right? Especially in the media and overall basis.

Michael Bologna

Everybody always sort of begs that question away from GRPs, away from GRPs. There’s plenty of advertisers that are gravitating towards — moving towards an impression basis. I mean the GRP is just math, right? It’s just impressions of our audience. So as we get more granular with our segments, right, the GRP can still be there, just the mathematical equation to define the GRP just becomes a little bit different.

But part of what we struggle with with advertisers and what agencies struggle with was what Bill and Irwin started talking about earlier, was feeding that funnel, helping maybe the platform you’re talking about fix this force, but it’s helping the advertisers identify how much to put up the broad audience versus how much to put to the single box versus in between and getting to that information definitely moves us forward. But we struggle with that.

Keith Camoosa - Magna Global - Executive Vice President, Managing Director, Research and Analytics

I think that’s right. The funnel is a basic concept, but incredibly important. Most mass marketers don’t have an understanding of how many people are actually in market shopping at a given point in time. So, for example, automotive, hundreds of millions of dollars spent, massive reach and frequently, but in reality, there’s a couple of hundred thousand people at any given time who may be looking for a new car.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

So the granular data combined with an understanding of purchase process, the funnel sizing, allows us to make smarter decisions and not have to rely on GRPs. And using Rentrak data and some of their automotive partners where they have taken purchase data and combined it has allowed us to go to TV networks and ask them to work with us in a new and different way.

So traditionally, some networks don’t break their bundles. We’ve been able to go to them and show them within your bundle programming, here’s what we want to cherry pick and here’s why. And we’ve had a lot of success there.

Caroline Horner - Rentrak - Senior Vice President, Product Innovation

We had a bit of lively conversation last night and the night before in preparation. It was about impression-based buying and network perspective versus the advertiser perspective. I wonder if I can start on this side and you represent the advertising and run across with the network side.

Michael Bologna

Yes. I mean we’ve done lots of conversations with advertisers about that. And once they’re sold on a segment, more granular than the broad demography they’re currently buying on, they’re definitely more open to an impression-based model. The issue that we’re struggling with — and this is just a continuous buy versus sell issue — is data that we’re collecting from the set-top box or wherever we’re collecting from, that will absolutely help networks extract more value out of some of their longer-tail inventory. We’ll absolutely suggest that we should be buying more of or pay more for specific pieces of content and they’re 100% right and most of the major television networks are coming to market with this right now. Like you’ve always said, follow the data, do what it says, it’s the right thing to do.

The flip side to that is when that same data suggests that the top rated programs that they’re just raking in the money for isn’t doing so well against those high value segments, not always as flexible and willing to adjust the prices there. So the constant debate comes, do we continue to trade on the broad demography and then do our own analysis on the buy side and the sell side and start the negotiation there or do we work with one or the other?

The data is kind of the same. It’s the analytics behind the data that generates the value. And everybody wants to win, right? The advertiser wants all the value. The buyer wants the value. The seller wants the value. So I think that’s part of what we’re struggling with in moving to an impression-based model. But I will say that a large portion of the advertisers that we talk to every day are very open to it because they know that if you want to get to a specific audience, one way or the other, you have to start breaking up that unit.

Chris Ryan - Scripps Networks - Vice President, Sales Research & Strategy

And I think that bringing up the unit was the [one where we have the conversation] is if it’s truly one to one, so if it’s VOD addressable you have no problem because it’s a single screen, you insert your ad. You can make a decision at that point.

If it’s linear addressable and you’re selling Lexus buyers I only want to hit people $100,000 a year or more, I’ve carved out that audience. I now have to charge a really high CPM to sort of cover my inventory cost. And then I got to sell the rest to somebody else.

Michael Bologna

But if planned properly, that high CPM is worth every penny. And that’s on the agency to articulate — I mean the smart targeted media planner will know what he or she should pay per segment. So even if that’s $100, that’s fine. Now, yes, the media owner does have 85% to sell off, but that $100 per thousand might have covered 50% of that unit and they may have to do it a few more times. But in the end, you do this right, everybody wins.

Keith Camoosa - Magna Global - Executive Vice President, Managing Director, Research and Analytics

I saw too often agencies having to come in with a bundle of advertisers that were all complementary to each other to all run at the same time to make any of the stuff work.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Michael Bologna

And that’s definitely not easy to do.

Andrew Appel - IRI - President and CEO

I can sense being a microeconomist some decades ago, I mean, an economically rational model says that if you make the buying and selling more efficient by creating more targets, more alignment of interests, then both people benefit over time, right? More trading occurs and there’s more economic rents —

Michael Bologna

If there’s enough liquidity in the market.

Andrew Appel - IRI - President and CEO

If there’s enough liquidity. There’s assumptions behind capitalism, which is free markets and liquidity which don’t exist. But the logic of linking viewer to purchase, to behavior and then optimizing around behavior, which is what I was going to say ultimately, the more you get accuracy of impact, the more you’ll optimize around impact and not around viewership. And then whether and how they’re trading, that’s what I said earlier, the stickiness of the legacy models is what’s actually going to be the hardest thing to overcome.

I think we’re getting close. The process panel over the next — especially with the comStore, Rentrak data that’s coming together, to be able to have the infrastructure of information to go end to end, and then we’ll have the tools and the applications to basically facilitate the process. And then the last piece is going to be the people because it always is the people, right? The people who’ve been doing things the same way. I mean, we’ve been out together with clients for the last two years talking about ways to optimize your TV planning. And then it runs right up to the people who basically have been doing it the same way for 10 years and they don’t want to stay an extra hour to deal with all the extra work that comes with making a more sophisticated buying plan, so.

Michael Bologna

So that’s a good point because you’re right. I sit in an agency and there’s a lot of people like that. But there’s two other factors with that. Yes, for some of these guys, they want to leave at 5 o’clock and not spend the extra four hours to do it right, sometimes. Sometimes the advertiser themselves are saying — no way, we don’t want to do it that way. We liked the way we did it yesterday.

Unidentified Company Representative

No, (inaudible) the advertisers.

Michael Bologna

And even if we do stay an extra 12 hours, hire 30 more people to do it the right way, does that mean the advertiser is going to actually pay us for that? Or do they expect us to do more for the same amount of money? So there is that problem of doing all of this the way we want to do it can take a lot more manpower and that manpower does cost money.

Andrew Appel - IRI - President and CEO

Hopefully the point about once you can actually demonstrate ROI through kind of impact data at scale, then it will become easier to sell it. It’s one thing to say I did a better job getting to the audiences that I think were the ones you wanted because you did this like segmentation and then you bought something and you got a 20% improvement of the type of people you wanted to see something. I’m hoping that it’s pretty dramatically different when you say you changed what you did dramatically and here is, literally, the ROI that we can provide with you in real-time or semi real-time. Then it becomes worth the effort, right?

Michael Bologna

Agreed.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Andrew Appel - IRI - President and CEO

Then you’re looking at someone saying — look, spend $100 million, you used to not have any idea what the impact is, you’re now getting $300 million of sales lift out of this combination of TV digital with bundle. If you do this you get $400 million and then three months later you got the $400 million and now it’s like — well now they’ll pay you. Hopefully they’ll pay you half that benefit.

Michael Bologna

It happened for 20% of that benefit.

Andrew Appel - IRI - President and CEO

You know what I mean.

Michael Bologna

I know what you mean and I agree 100%.

Andrew Appel - IRI - President and CEO

I’m talking about hard facts in real-time.

Michael Bologna

Yes. I agree 100%.

Chris Wilson - Rentrak - President - National Television

So one of the things that I think is interesting in listening to the conversation is that a lot of the tools that would drive this are just now being created, right? And they haven’t existed in the past and they’re starting to exist today, especially with organizations like comScore and Rentrak coming together.

I guess two parts of the question. One is, is the reason they haven’t existed in the past is because you can’t do it without large amounts of data and information, right? You can’t do it based on survey research alone. There’s just not enough duplication between the different areas. Meaning, I know someone watched this on linear television, I know this is what they’re watching on Video on Demand, I know this is what they’re watching on their tablet. And I need to understand, right, if their — I can’t just bump those numbers up against each other and look at it and say, here’s my total number. I need to know, yes, they watched Chopped on these days on television, then they watched this on their tablet or on their PC. To put all this together is number one.

And number two, to be able to measure the effect of that ad exposure, because this is not about — it sounds like it’s not about content exposure when you’re doing this kind of work. It’s about being able to say, I saw that television ad. Because without it, you can’t measure attribution or lift.

So along those lines, how important is it to be able to understand, literally, the viewing from a duplication standpoint on cross-platform, number one. And number two, when you look at it, is a big part of this problem not being solved in the past because there just hasn’t been enough information or data to be able to put together to answer the question.

Chris Ryan - Scripps Networks - Vice President, Sales Research & Strategy

I would say, it’s a little bit of both. And if I may, I’ll make a comment on the impressions versus the |GRPs.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Chris Wilson - Rentrak - President - National Television

Sure.

Chris Ryan - Scripps Networks - Vice President, Sales Research & Strategy

I think there’s a lot of nuance. And advertising is always going to have to have some of both. So precise targeting but mass media as well. Like we’re not necessarily in the direct marketing industry, so if we want to find the 10 people who are going to buy, we can send them direct now. But we also have to put ads in contextually relevant places where people are paying attention, create fun experiences, advertising has lots of use cases. In addition to driving sales, investors need to see the ads, employees need to see the ads. So there’s lots of use cases for advertising.

The ads have to work and they want to measure that and make them better. But you need to have some balance between the sort of direct marketing extreme and sort of the old ways of just putting ads everywhere, hoping that they work. You’ve got to find some balance.

I think Chris to your question, absolutely, we haven’t been able to plan against the same audience before because the data just wasn’t there.

Chris Wilson - Rentrak - President - National Television

Right.

Chris Ryan - Scripps Networks - Vice President, Sales Research & Strategy

And when it was there, it was so thin that as soon as you cut it, [they] disappeared.

John Dempsey - Oracle Data Cloud - Senior Director, Mobile

Yes. The technology is just becoming available. Oracle has this thing called the ID Graph and what that is is our ability to stitch everything to a universal profile, to a universal ID, so we use login data to get cookies, mobile in-app IDs. And then we have links into guys like Facebook and Twitter and Google and Pandora. And now we’re starting to do it with the cable operators or Rentrak as well. And finally, people are getting comfortable with the idea of stitching everything together to get that single person and to be able to target universally and measure universally against it.

Chris Wilson - Rentrak - President - National Television

How important is that, I guess is my question. So it’s great that we are able to do it, but as an advertising agency and you look at that and you say that this is really important or it’s nice to know or it’s critical for the way we’re going to be able to look at media in the future.

John Dempsey - Oracle Data Cloud - Senior Director, Mobile

So do they think it’s just nice to have? I mean, people are saying it’s mandatory going forward.

Chris Wilson - Rentrak - President - National Television

Yes, right.

John Dempsey - Oracle Data Cloud - Senior Director, Mobile

It’s not plugged in to all the systems today.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Andrew Appel - IRI - President and CEO

I mean, to your original question of why hasn’t it already happened if it’s such a brilliant idea, right, which was kind of your starting point. In some sense, the measurement or the data industry is always going to lag reality, right, because it’s hard to predict, like Internet of Things, right. Should we be going out and collecting Internet of Things data to integrate with their ID Graph to build an app scale exposure on your refrigerator, right. I probably want to wait until there’s more refrigerators telling me what to buy before I — or air conditioners that are telling you it’s hot, so go get some blankets or something or cold or whatever.

So I think data and measurement science will always lag reality because that’s our job, is to build the infrastructure to model reality. And so it’s natural that in the explosion of mobile and digital, which is a three-year-old or four-year-old or five-year-old phenomenon that we’re all catching up in terms of ID grabs and then data.

So that would be my answer, which is I think the time is effectively now, right. With the coming together of the two firms and the beginning to basically map the IDs and the technology, I think we’re at that point, right. It was a logical time four or five years after this revolution of data that the scale is in place now to merge all the datasets together, to get the behavior on the viewing or — and by the way, it’s just not viewing. This is going to include email promotions, direct mail. It’s all going to come together, right? It’s all going to be at scale.

And then you’re going to then link it to the behavioral data, whether it’s auto or purchase. And that’s going to provide the ecosystem to transform how the ad world exists, I think. And I think the timing is probably now, right, the confluence of the datasets, frankly, the technology and the analytic models. And some of the stuff is pretty complicated even analytically. I sometimes will often say that the analytic science is behind the data aggregation process, right. The AI and machine-learning it takes to figure out what to do with — we’ve put together TV, digital, social with our partnership with Oracle, weather, gas, fuels, supply, econometric with 150,000 stores.

Chris Wilson - Rentrak - President - National Television

We just have [everything].

Andrew Appel - IRI - President and CEO

Seventy million people in loyalty databases fused with the ID Graph. And then you’re like, crap, what do I do with this? Like, this is an end dimensional problem, right, if I want to — with email campaigns. And so we’re building AI machine-learning tools with someone called Mu Sigma to sit on top of this whole ecosystem because all the visualization in the world, the human brain can’t possibly look at this 14 dimensional problem and find it and say now you need the science. And I think the science is in some ways going to be the next step.

Caroline Horner - Rentrak - Senior Vice President, Product Innovation

Certainly the data mining is the next frontier. Getting all the data to relate to each other, making it simple enough for buyers and sellers to transact without all that complexity I think is the — one will be elegant.

But I want to thank all of you for your participation. You —

Bill Livek - Rentrak - Vice Chairman and CEO

But before we thank all the (multiple speakers) that are in the back. But we should give some time to our audience for any questions they have. Laura, please.

Laura Martin - Needham - Analyst

I’d like to go back to something that was brought up earlier. I am interested, Michael, of course in your view, but ad agencies under review, brands with ad agency and record numbers, I’m interested in why you think that is. And secondly, of the people who fire their historical ad agency, what do you think the number one reason was for changing ad agencies?

Bill Livek - Rentrak - Vice Chairman and CEO

Loaded question. Who wants that?

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Keith Camoosa - Magna Global - Executive Vice President, Managing Director, Research and Analytics

I’ll take shot at it. I think marketers hear panels like this and many others and read things and there’s a general sense the industry has changed and they’re not quite sure what they should be doing. But they’re pretty sure that what they do with their current agency is sort of not what they should do in the future. Compounded with issues around transparency and programmatic and procurement departments trying to drive down fees has created this environment where marketers are looking for change.

Michael Bologna

So I think that’s definitely a piece of it. But the other piece of it, and it was said by Sir Martin Sorrell the other day so I don’t have an issue repeating it is, a lot of it is purely procurement. A lot of these reviews, some of these brands, they’re not unhappy with their existing agency. They’re not unhappy one bit.

It’s their procurement officer that’s walking in there and says — put the business in review and see if the next sucker will do it for cheaper. And if we continue to undercut each other, they’re going to continue to do it. So, yes, transparency, trust, big issues, better insights, more creative thinking, better strategic execution, all that is a major component of a review.

But there’s also that financial component to it. And that really plays a role in a lot of these reviews. And the reason where you can kind of justify that is if you look at some of the reviews, you see the same advertisers putting the business in review every 18 months, every 24 months. And we can’t be unhappy with everybody every two years. So there is that factor in addition to everything that we’re saying.

Bill Livek - Rentrak - Vice Chairman and CEO

Please.

Unidentified Audience Member

Yes, thank you. A question on availability for targeting. You said that you were limited to just getting the local avails. So there is perhaps a quid pro quo where somebody like Scripps would make more local available if they get a cut. So is Scripps doing that?

Chris Ryan - Scripps Networks - Vice President, Sales Research & Strategy

Not yet. It’s so tightly tied to the carrier arrangements that they have for distributing —

Unidentified Company Representative

Yes, there’s something —

Chris Ryan - Scripps Networks - Vice President, Sales Research & Strategy

— in the first place that it’s probably not going to happen. Where you will see more target — where you already see a lot more targeting today is kind of what these guys have been doing, which is instead of trying to do it on a one-on-one basis, let’s just look at people who are Diet Coke buyers and go out and find the shows that [are over index]. And that’s a form of targeting that doesn’t create all these problems that could be done across the US today.

Michael Bologna

You know what though? You mentioned the carriage agreements. The next round of carriage agreements, right, when that happens, everything that this is going to be part of it, that broadcasters and media owners are going to want their stuff to be made addressable. They cannot be made addressable without the operator’s cooperation. This will be —

Chris Ryan - Scripps Networks - Vice President, Sales Research & Strategy

And this is now going —

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Michael Bologna

Yes.

Chris Ryan - Scripps Networks - Vice President, Sales Research & Strategy

— to homes to distribute things on apps over the top and move away from these carriage agreements and —

Caroline Horner - Rentrak - Senior Vice President, Product Innovation

Just a point on the linear addressable. The technology is capable today to do it.

Michael Bologna

Yes, 100%.

Caroline Horner - Rentrak - Senior Vice President, Product Innovation

So it’s just really about the deals.

Michael Bologna

It’s purely a business —

Unidentified Audience Member

Okay. So this probably leads me to the second question which is I’m curious whether the non-Rentrak people can answer the question. So the Nielsen (inaudible) the audience, their SDKs they got out to most of the networks but the hang up, as far as I understand it, is the distributors [don’t unload] the SDK software. So is this tied in again to what we were previously asking, is there some cut that they want that’s limiting the growth of better addressability and better all access.

Michael Bologna

I mean, it just — it goes back —

Unidentified Audience Member

(Inaudible) question, huh?

Michael Bologna

No, it’s a really good question and it’s a fair question. But a lot of the truth to these questions are it goes back to money and business arrangements. Almost everything we’re talking about what we want to do is technically possible. But everybody can’t line their pockets. Somebody has to get more than the other and that’s a continuous battle. Everything that you want to do is possible today, right now. But somebody makes more than the other to make it happen. And that some person on the losing end doesn’t like it.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Unidentified Audience Member

Thank you.

Bill Livek - Rentrak - Vice Chairman and CEO

One last question.

Matthew Harrigan - Wunderlich - Analyst

Matt Harrigan, again. This may be the naive question of the day. But if all of this really takes off and you’re in the early innings, you get a lot of linear addressable and all that, and ROIs explode and the efficacy of advertising explodes. And you don’t have elasticity of the budgets, does it make sense to really take down the ad loads a fair bit at some point in time and maybe in the distant future? So just for purposes of recall and everything and just getting the math to work in terms of the large — the overall businesses? I do realize it’s kind of crazy question but I thought I’d ask it anyway.

Michael Bologna

I can start that.

Keith Camoosa - Magna Global - Executive Vice President, Managing Director, Research and Analytics

I mean, I would say particularly relevant to digital like if you’ve been to any websites they’re cluttered; the user experience is horrible. So a better user experience could be monetized better with a better ad experience sold at a premium. Particularly clear on the digital side.

Michael Bologna

Lower ad loans mean higher CPMs. Higher CPMs won’t be tolerated without the targeting that we’re talking about here. So it goes back into it.

Chris Ryan - Scripps Networks - Vice President, Sales Research & Strategy

You can make the math work to make a better experience for consumers and everybody gets paid.

Michael Bologna

You can make the math work but it’s a separate equation for every advertiser, for every segment, for every network, for every campaign. It’s a lot of math.

Andrew Appel - IRI - President and CEO

I mean, you could.

Michael Bologna

But it’s possible.

Andrew Appel - IRI - President and CEO

You could make the — I’m taking it more from an economic point of view. The more valuable something is, presumably the more likely you’re going to increase quantity and not decrease. But that’s just a pure — these guys are in the ad world; we’re in the kind of data integration, aggregation and insight world. But it does seem to me now the argument about digital getting cluttered and maybe there is, in some sense, the supply of ads and demand, right, if the value is up, you would see more supply.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Caroline Horner - Rentrak - Senior Vice President, Product Innovation

There are some perfect datasets that studied these things, that dynamic ad insertion in the VOD, the ad loads that are in there. They are studying to see where the drop off — where people drop off. It’s been done in digital as well. So I think we’ll see this expand and contract as people get more familiar with it.

I recall working with Mike and somebody asked — well, what if we just sponsored an entire show, took out the ads and just say at the beginning and the end and pursue that?

John Dempsey - Oracle Data Cloud - Senior Director, Mobile

I mean, you’re seeing these native adverts that we’re back to kind of advertising episodes in —

Caroline Horner - Rentrak - Senior Vice President, Product Innovation

Yes. Yes. So there is —

John Dempsey - Oracle Data Cloud - Senior Director, Mobile

A variety —

Caroline Horner - Rentrak - Senior Vice President, Product Innovation

A lot of these dynamics are going on and it’s really exciting to be in the middle of these intellectual conversations when you have the data because the data shows the answer and we just have to follow what we see.

Bill Livek - Rentrak - Vice Chairman and CEO

Well, the panel was audiences anywhere, but I think it could have been called the people who are in the middle of changing the world. And I really do think that you all are in the middle of magnificent change that’s reflective of an economy that is getting a lot more productive.

And with that, I heard Diet Coke and cookies up here. We have all that in the back. Let’s take a 20-minute break and we’ll be back. Thank you.

(break)

presentation

Bill Livek - Rentrak - Vice Chairman and CEO

Can everyone grab a seat, please? We’re going to try to start here. Those who are on the internet, I want to try to be respectful of their time too. Angela, can you please ask the folks in the cookie room to grab cookies and come back in? All right. Those of you in the back, could you please grab a seat, please? Thank you. Thank you very much. This next section is about local. And as one politician once said — all politics are local — all advertising is local too. Rentrak, seven years ago, made a big bet in local TV for a couple of reasons. One, we know how the marketing mind works, that all products have regional skews. As a country, we may all aspire to own a BMW, but convertibles sell better where it’s sunny out all year long. And four-wheel drive, BMWs as an example, sell really well where there’s ice and snow. Ergo, the simple need for local advertising to support and drive sales, because every consumption area is different.

Now, since we were here last year, we were proud that we announced that Rentrak had about 364 television stations. And as today, when announced CBS, our total increased to almost 500, a 35% increase. And in that last year period of time, we gathered a great deal of momentum with the owned and operated television station groups and a great deal of the independent groups.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

How our processes has always worked — and we don’t see a changing into the future with our merger. As you can see, we usually start with one or several stations within a group. ABC is an example. We started out with one television station, with Sinclair the largest television station group. We started out with seven on our initial deal.

Now, as you know, we have all of the ABC stations, all the CBS, all the Fox, half of the NBCs, all the Raycom and on down the list. But we still only have a fraction of Sinclair, Media General, and Tegna, and a great number of other groups.

Now, as you can see with the shades, those that are complete and a potential. That potential doesn’t stop with the merger. It continues. What starts with the merger is the increased digitalization of local. Right now, the local television stations really have no measurement for their video content that they have on the web. And virtually, every television station that has a local news department, has their videos there and it’s not integrated.

So when we look at the integration, once the deal was approved, we see it as a local integration and national, because local is very different. And the opportunity of tagging all of those videos that are there, integrating them with our local product, extends the lifecycle of the television station’s revenue. And only Rentrak is approaching the measurement system in all 210 markets this way. It is unique and special. The local ad agencies are driving this.

And in the last year, we now have a total count of about 114 local ad agencies. These are big agencies that are using us in a lot of different categories. But there is a common thread. One of them is in the auto category. Because of that, about 40% of those ad agencies use us as their only service when they’re evaluating television.

All politics are local, as I said. And television stations obviously are.

If we look as an example in the midterm election, over the course of the US footprint, TV advertising, as it relates to politics on average was about 6%. But averages are very misleading, sort of like putting one hand in the freezer and one on top of the stove. On average, you’re about right. But clearly, this is an extreme situation. The extreme situations here in TV are in the swing states, some of the television stations had half of the revenue coming from the political category. So you can see why politics are so important at Rentrak. And to do it right. And we’ve become the standard there because people do get elected because their media spend goes a lot farther.

The second local piece that we’ve become really good at is in auto. Because of our massive database in the local market, it allows us to merge, make, and model. And that’s the secret sauce there. And the car dealers see that when they utilize Rentrak, to pick the right TV shows, they do see a pick-up in sales versus buying just on an age demography, [25-64]. It does move the dial with increased sales. And it’s a big local category. Again, an average, which can be misleading, about 25% of a television station’s revenue comes from this category.

Now I’d like to turn it over to Dave to run our panel. Dave Boylan is a board member of Rentrak and has been for a few years. Dave has had a great career in television. He started out with the NBC organization and ultimately rose to be a general sales manager at one of their owned and operated. He then migrated into the Fox organization that, as they were expanding, got promoted ultimately to run their Los Angeles owned and operated TV station. And he bought one, an additional station that integrated into a duopoly.

He wanted to move east and join the Post-Newsweek organization and was there for a lot of years, running the Post-Newsweek, ABC affiliate. In there, he was chairman of the affiliate board. Dave became a passionate change agent in the station business, seeing that the economics of TV stations would be doomed unless there was proper measurement.

Our next guest joining Dave is Steve Lanzano who runs the Television Advertising Bureau, who does a great job and is a change agent in that arena. And he also has a great deal of experience having run an ad agency.

So I’m going to turn this next panel over to Dave and Steve. Take it away.

Dave Boylan - Rentrak - Board Member

All right. Thank you. I appreciate that, thank you.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Thanks, Bill.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Dave Boylan - Rentrak - Board Member

Thank you, sir. I hope you can hear me.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Hello.

Dave Boylan - Rentrak - Board Member

Thank you.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Everybody got sugar in their system?

Dave Boylan - Rentrak - Board Member

There we go.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

And energy drinks?

Dave Boylan - Rentrak - Board Member

A little caffeine.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

[Full loco] and ready to go?

Dave Boylan - Rentrak - Board Member

Compared to the last panel, this is a core panel. This is a panel lite here.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

[Final panel].

Dave Boylan - Rentrak - Board Member

So we’ll be much shorter. But thank you very much for the time to talk about local television. I want to just — Steve, you’re with the Television Bureau of Advertising, you represent I think 700 —

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

700 — a little over 700 stations.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Dave Boylan - Rentrak - Board Member

700 out of how many — there’s a couple —?

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

About 1,100 stations. But then that incorporates also some of the public stations out there like PBS, et cetera, which are not members of the TVB.

Dave Boylan - Rentrak - Board Member

And you’ve been doing this for six years?

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Six years.

Dave Boylan - Rentrak - Board Member

And prior to that, an advertising agency background. So you understand the pulse of what’s going on.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Yes.

Dave Boylan - Rentrak - Board Member

And in my side of it, too, I ran the stations that Bill talked about, I ran stations at Miami. And the one thing that people have been saying is that local television is not the media of the future. Local television is not a growing media. This is something that’s not exciting.

But I must tell you that when I ran stations at Greensboro and in Tampa and in Los Angeles, I developed a lot of friends. When I talk to them, they’re selling a lot of cars. Retailers are doing very well with those local television stations, the commercials. What do you see about the effectiveness and the vibrance of local television?

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Number one is I was on the agency side of the business for 31 years, mostly at GroupM agencies. And when I first took this job, some people said — are you crazy? What are you doing? Local broadcast TV. And I said — bottom line is television does one thing and I’ve learned this at any category, in any campaign I ever did. So as soon as I put a local television campaign on so I can turn down the faucet, people came into the door.

I’ll give you a couple of facts about —

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

— about broadcast TV, just to kind of set this up. Number one, do you know Google spends 55% on their advertising dollars — over $300 million on broadcast television?

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Dave Boylan - Rentrak - Board Member

Great.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

So this is Google.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

What are they doing in broadcast TV, right? They’re the digital guys, okay?

Secondly is, one thing about broadcast TV and automotive and political are they’re the best case studies ever in terms of advertising. And why is that? A local dealership, he runs advertising. He doesn’t care about the CPM. He doesn’t care about the price he’s paying. What he cares about is, I ran an ad and all these people came in the door and I converted them. It’s really that simple. They are really the purest of ROI over time.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

The second purest of ROI is political. Why do 85% of the local television dollars and over 60% of all the advertising dollars or marketing dollars, actually, for political go to local broadcast TV? It’s very simple. They win elections.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

And political is my favorite because if you have a 49% market share, you lose, right? You either win or you lose. And obviously, there are a lot of digital competitors out there. Cable is out there. They are hitting the street in Washington, DC. But the bottom line is, and I go see consultants, I go see the agencies in Washington, DC and the bottom line is this, there won 1,000 GRP. You can do whatever you want in cable and digital, I earned 1,000 GRPs and I will beat you by nine points [every time].

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

To me, those are case studies and whatever — when I was on the agency side, whenever I’m doing a new business pitch, what did every client want? What’s your case study? How did you move a business forward? Well to me, using local TV as, say, you were pitching, okay, that’s kind of the best case —

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

— study you could ever have.

Dave Boylan - Rentrak - Board Member

There used to be a joke that they said that when revolutionaries take over a country, they don’t run in and take over the billboards, they took over the television stations.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

The stations, that’s right.

Dave Boylan - Rentrak - Board Member

That’s what they want to do. And I think that’s still true today. So television is working. Are television ratings being understated right now?

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Well, precisely they’re being understated. I mean, it’s very simple. We cannot monetize all of the content that’s going across devices.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

I mean, that’s a problem. Very simply, when someone asks me — what do you want for measurement?

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

What do you want? And I keep it very simple. I want stability. I want accuracy. I want projectability. And I want the ability to measure my content across every device. You do that, you win.

Dave Boylan - Rentrak - Board Member

Right.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

It’s really that simple. So we’re leaving a lot of money on the table. And it’s not only across devices. We’re leaving a lot of money on the table in terms of people who are outside their home watching TV, who are, in some cases like in sports, 20% of the audience.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Okay, if you actually measured it, and there have been some measurement being done by it. If you look at it, 20% of the audience, we’re not getting paid for. The advertisers are getting it for free because people are watching in somebody else’s house, they’re watching in a mall.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

They’re watching at a party, et cetera.

Dave Boylan - Rentrak - Board Member

Out of home.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

So we’re losing out of home viewership. We’re losing a ton of money right now — not losing a ton of money, we are not monetizing a ton of money.

Dave Boylan - Rentrak - Board Member

So a more precise measurement company —

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Would be lovely.

Dave Boylan - Rentrak - Board Member

Would be lovely. And I will say that as a satisfied customer, each day when I was running Los Angeles and Miami, in particular, very complicated markets and I would see the ratings vary from day to day, I would see audiences coming and going, I would say — wow, I didn’t do anything yesterday. Today and even yesterday was kind of nuts. And that’s why when Rentrak came along and I became a client, it became a passion that we needed to get granular measurements because a small sample is very, very challenging. And I think it’s like that.

But along with that, we talked about advanced demographics. Bill mentioned that you can take car dealership registration and match it against viewership. You can take voter registration. How important is that to a local TV station?

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Gold.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Dave Boylan - Rentrak - Board Member

Gold.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Gold. We’ll use automotive as an example. You go out to a client and you tell them — and they’re, say, a Ford dealership.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

And you tell them — listen, I’ve got a database that’s going to show you that these Ford SUV owners whose leases are on their fifth year, so they’re coming up —

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

— okay, that they watch my news.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

They don’t care about anything. They don’t care whether it’s an adult 25 to 64.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

They don’t care what your age is. They don’t care what your sex is. They don’t care about any of that. They care about this is a person who is most likely and potentially going to buy a car.

Dave Boylan - Rentrak - Board Member

Right.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

I want that. And what we do is — people say talk about digital and — by the way, you should be doing digital. Anybody that says you shouldn’t do digital is wrong. But it’s not an or. It’s an and.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

And you need to reach people at scale. That’s the bottom line. And what we provide is a packet of those people that you can buy at one time versus trying to reach somebody one at a time. I don’t know any especially big marketers, especially big national marketers that would be able to run their business and be successful trying to do it one person at a time.

Dave Boylan - Rentrak - Board Member

Right. We talked about programmatic advertising, sometimes called automated. How will that impact local television?

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

I’m a big proponent of programmatic. And I’ll tell you why. I’m going to put my age and my old agency hat back. And if Mike Bologna’s still here, he’ll laugh at this. But the bottom line is this — we are very hard to buy for a national advertiser. Really hard and really expensive, okay? But every agency that I speak to says, if you could make it easier to get access to your inventory, we will buy it because you provide me with daypart and reach that I can’t get nationally.

Dave Boylan - Rentrak - Board Member

Yes.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Right? Local news, fringe, et cetera. So the bottom line is that when — I can’t put my fingers close enough together to show you what the margins are for an agency. I mean, they’re non-existent. And if we can provide access to our inventory, very easily and I’m talking about from the RFP process to the traffic process, to the invoice process, to the post buy process. If we’re able to automate that, for me, that would —

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

I call it programmatic 1.0. That’s 90% of the battle. And then a few years down the road, we’ll get in to these advanced big data sets —

Dave Boylan - Rentrak - Board Member

Right.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

— and be able to find some of these kind of I call them hidden audiences, where you might say, gee, I didn’t know on this show that there were all of these people that were buying SUVs. And then I could start working my pricing in terms of possibly getting a premium for that. But that is so far down the road for me — for us. If we could just automate that process, there’d be a lot of dollars that would migrate back from national to local. Our biggest issue is national advertisers moving their dollars to basically national cable.

Dave Boylan - Rentrak - Board Member

And so —

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Because it’s cheaper.

Dave Boylan - Rentrak - Board Member

— automated buying really makes local TV more like internet, in terms of easy to buy.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Well, I don’t know if it’s more like — it’s more like the internet.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

That’s correct. It makes it much easier to buy. And if we make the process that much easier, there’s a pot of gold out there —

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

— that we get access to, that right now, we don’t have access to.

Dave Boylan - Rentrak - Board Member

When I was running the Miami ABC affiliate, we had 600 in the sample. Rentrak has a 0.5 million and in that market that every day you get information from those 0.5 million. As I understand it, programmatic automated really has to run on those kind of census numbers to be able to do what they need to do.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Well, I mean, ultimately, we would go away from ratings —

Dave Boylan - Rentrak - Board Member

Right.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

— and go — and clusters points and go to impressions and CPMs. That’s the only way that works.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

And obviously, there’ll be different business structures in terms of guarantees versus non-guarantee. Preemptable versus non preemptable. And so it sets up a whole different game. It gets us closer to what the, quite frankly, what the national model is in terms of transacting business. And if we can do that —

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

There’s a big opportunity.

Dave Boylan - Rentrak - Board Member

Earlier, Irwin Gotlieb had indicated that everything begins with better data. And advanced demographics are really going to add better data, so you’re not able just to see who is watching — I mean, how many are watching but who’s watching. How is that going to impact revenue when it shifts from age and gender, as it is now, to advanced demographics?

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

If we get to a time and place where we’re able to do biographics, game on.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

We will win every time.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

I would guarantee ROI in terms of running spots on our programming and actually seeing a result of those spots.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

I would take anybody on.

Dave Boylan - Rentrak - Board Member

Right. Is there a room in this industry of local televisions for more than one currency or rating service?

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Well, that’s a loaded questions. Yes and no.

Dave Boylan - Rentrak - Board Member

Why?

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

And I’ll tell you why. Yes, obviously, whenever you decide to transact your business on, between the buyer and seller, if the buyer and seller want to transact business on the Steve Lanzano, anyway, just made up in numbers but we’re comfortable doing business on that, then we do it.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Okay? Whether it’s stupid or not, they would do it. So in the past, there have been obviously different sources in terms of measurement and currency of which business has been transacted. So yes, it can happen.

The difficult part is it becomes complex. And I’ll tell you why. Your agency X and you’re using resource service Y. I’m the seller and I’m using resource service W.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

How do we do business?

Dave Boylan - Rentrak - Board Member

Right.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

And if I have to do that across multiple different types of — or different agencies and it’s mixed up in different — in our case, in different group broadcast to the station, groups or reps, it doesn’t make for an efficient marketplace.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

So, do I think it can work? Yes.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

But having to do that in an electronic marketplace and everybody working off the same stream of data, that could get, number one, complex and, number two, expensive.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

If I have to two services, that can be very expensive.

Dave Boylan - Rentrak - Board Member

Right. I’m going to ask one final question before I turn it over for any other questions from the audience. How are stations looking to monetize their digital assets? As Bill mentioned, more and more people go to a website to find their news. They go to the local TV stations website, they see video. Tell me the importance of that through the local broadcast.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Well, they need to do a better job.

Dave Boylan - Rentrak - Board Member

Right.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

I mean, quite frankly, it’s probably on average, the local station and local [even] group broadcast. And there’s some good one out there. LIN Digital does a great job. But it’s less than 10% of their revenue. That has to change.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

They have to, number one, decide, do I sell it separately? So I have a separate group that sells it. Or do I use my current account executives to sell it and has obviously at a training and education and trying to stay up on it. I think [Borel] did a study that said that those that had a separate group to do digital, had a four to one advantage versus those who just used their current salesman to try to sell it.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Well, number one, we need — first, you need better measurements so you can measure it and you can do it. Secondly, we have to be more aggressive in terms of getting out there and selling it. And it comes down to — I guess the word is motivation. That you really have to motivate the sales staff and they’re going to have to be compensated properly in order for them to say, “Well, I’m going to focus on this digital side and not just trying to sell these spots.” And by the way, every average local advertiser out there, they want to do digital.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Now, the advantage we have is they don’t know what to do. I mean, in some cases, we do their SEO, their SEM, their reputation management. We do their websites, we create their apps. So the opportunity for a local broadcaster is to become basically their agency, their trusted adviser. I mean, they can’t keep up with that, they’re trying to run a business every day.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

They know they have to do it and they should be doing it. And we can play a big role there. I think we need to be much more aggressive about doing that.

Dave Boylan - Rentrak - Board Member

That’s great. I don’t know if broadcasters are the only ones that would like to have more candidates in the Republican and Democratic race. If you’re —

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Actually —

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Dave Boylan - Rentrak - Board Member

Are you still looking forward to that?

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

I will tell you that’s yes and no. And I’ll tell you why. In the Republican and the Romney — last Presidential Romney — when Romney became the candidate is really a precursor to what happens with the money. Here’s what happens — you got so many Republican candidates out there, right? And they’re all kind of breaking up the pie.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

And they’re going in to the primary and they’re spending money in quite frankly small markets, like New Hampshire. There’s only — as you know —

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

— there’s only so much inventory you can make unless —

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

— you decide to go 24/7 news. There’s only so — those are so small markets with not a lot of money. As that plays out, you’re playing in basically in one individual market field with a bunch of different candidates. It would be in the interest of our industry for the Republicans to pick somebody rather quickly, because then it’s game on.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

With basically the incumbent, non-incumbent Hilary Clinton. And now, you’re talking about advertising across 10 to 12 competitive states.

Dave Boylan - Rentrak - Board Member

Right.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

That’s big money. And then, you get the super pacs in and they’re paying — not paying the lowest unit rate, they’re paying the highest unit rate. And now, you’re talking about big, big money. That could add — if the Republicans were actually to pick a candidate, by March or April, that could add probably another 10% to 15% to the money (multiple speakers) marketplace.

Dave Boylan - Rentrak - Board Member

That’s interesting. I know we have a discussion in political and how Rentrak has used advanced demographics and we’ll find those target course.

It brings us to the point where if there’s some questions, we’re happy to take those. Yes.

QUESTION AND ANSWER

Alan Gould Analyst

Hi, Alan Gould.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Hi, Alan.

Alan Gould Analyst

Question for Steve. TV — that should be, auto has always been and I think, far way the largest category for TV.

Dave Boylan - Rentrak - Board Member

Right.

Alan Gould Analyst

For local TV. And auto sales are now running about north to 17 million units at an annual pace. But local TV advertising, national TV advertising hasn’t been that great this year. What’s the reason? Is it going elsewhere? Is it going to digital? Is it measurement? What’s the reason for that?

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

That’s a great question. It’s concerning. We used to run and mimic, basically, the growth in terms of new vehicle sales. So if new vehicles sales are up six, we were up six, right? And it has been the past six months where there’s been a gap in terms of vehicle sales versus our percent increase in terms of automotive, which essentially has been flat, if we look at across the three tiers — tier 1, tier 2 and tier 3.

We get about 85%, almost 90% of the tier 2 dollars. The problem is those tier 2 dollars are drying up a little bit. I think a lot of you know that Hyundai basically dropped their tier 2 program, which was a lot of money in the marketplace. So a lot of the hit we took from automotive has been in tier 2.

Tier 1 has been relatively flat. Tier 1 has been down little, tier 1 has been relatively flat. But first quarter was a bad quarter. A lot of the — if we’re talking about the weather, et cetera, it’s same always, it is what it is. But first quarter was really a bad quarter. The pacing have been better, but it hasn’t caught up yet.

The concern was more, are the dollars going somewhere else? Are they really going to digital? Yes, there are more dollars going to digital but that’s not the reason why there’s been that big a change in terms of that gap, which we know are increasing in terms of unit sales. A lot of it’s been more because of tier 2. So if the tier 2 dollars ultimately come back, we shall see, then we’ll do better.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

For us, quite frankly, better if that 17 curve — and I know the NEDA say that this is going to be about [17465] this year. If that will start to flatten out, and I actually think one day it is going to flatten. I don’t think it can go any higher. I mean, people had nine-year loans which just boggles the imagination and they’re holding cars for 11 years. So I think —

Dave Boylan - Rentrak - Board Member

Like mortgage on a house.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Yes, exactly.

Alan Gould Analyst

When you say tier 2, you mean tier 1 market size, tier 2 market size three?

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

No, no. Tier 1 is manufactures. Tier 2 is the dealer advertising groups. So that’s like the Toyota Dealers Association. And tier 3, the actual dollars coming from a dealership. So that’s how we break it out.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

I’m sorry, I lost my train of thought.

Dave Boylan - Rentrak - Board Member

No, regarding the loss of that particular category and the impact of it, but why are those lines running?

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

So for us, if that — and I think it will flatten. I don’t know, it could get to 18 million. I said — I think [JD Powers] is going to get to 18 million. I have a hard time really believing that. When that starts to flatten out and it goes back to probably somewhere between 16.7 and 17.1 —

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

— it becomes a share war in the market. We need a share war in the market. We need dealers fighting each other for dollars. Because right now, they’re moving 10, without even doing a lot of advertising.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Because people are coming to that. So we’re kind of in a different place here now. And I think, we’ve reached that equilibrium where basically, we’re not keeping up in terms of the percent increase in sales with the percent increase in terms our advertising dollars because of that. So when that starts to flatten out and goes back a little bit, and now, you’re starting to get obviously, incentives and rebates in the marketplace, well then, that’s going to be very good for us.

Unidentified Audience Member

Do you think the dealer groups are just spending less money as opposed to the money going elsewhere?

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Yes, they’re spending less money.

Dave Boylan - Rentrak - Board Member

Right.

Unidentified Audience Member

Thank you, sir.

Unidentified Audience Member

Thanks a lot. Just first question, the local broadcasters, what percentage of the ad dollars are from local businesses versus national right now?

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Great question. I’m going to say about 8 or 10 years ago, it was probably 65%/35%, national, local.

Unidentified Audience Member

65% of being national.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

National. And 35% being local.

Unidentified Audience Member

Going back in time.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Going back 10 years ago. It’s flip-flop. It’s probably, in some — it’s probably more like 70% local, 30% national now.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

And of course, as you get to small — because the national dollars are basically in the top 25, top 30 markets. As you go out into the smaller markets, you’re taking 90% of the dollars are probably local.

Dave Boylan - Rentrak - Board Member

Right.

Unidentified Audience Member

Right. So it’s that when we hear that 40% of the local markets use Rentrak as the exclusive or the primary currency. Is it because they’re dealing mostly with local customers? And like, what’s the next step, I guess? Your view on Rentrak’s opportunity.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

I have to be very careful.

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Obviously, being in a trade association. I can’t cross the line, otherwise I will be wearing an orange tie next time you see me, but —

Dave Boylan - Rentrak - Board Member

Right.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

I think the opportunity for Rentrak is with their sample size in smaller markets which creates stability and projectability. And the ability to merge that data with whatever database that you have, whatever sales database, like segmentation database and bring that to a client. That’s a very, very powerful message.

Dave Boylan - Rentrak - Board Member

Right.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Really powerful message. In fact, I’ll give you a quick story. I went to see — I won’t say who it is, but a big eyeglass and eyewear maker. And he said to me, if you can come back to me and show me, people — because I need people, every year, they should come back in and get their eyes checked and get new lenses and whatever might be. If you can come in and show me where those watch TV, I’d buy you. And I said, great. Give me your database. And so we did a little test. And he went crazy. He said, “Why isn’t —? This is gold. This is what we need to be doing more of.” As more and more we get to do that, there’s a bigger opportunity.

Dave Boylan - Rentrak - Board Member

Right. One thing I will say as a broadcaster is that many of the things working with local television stations is they love the fact that Rentrak gives them ratings 365 days a year. The sample currency is February, May, July and November. So what that means to a broadcaster, eight months of the year you’re working dark.

If you have a sporting event that occurs in August, for example, pre-season football, you’ve got to make up a number. But when we go out to local broadcasters that are outside of the many market state, they really need to move so they have ratings. And that’s why the local agencies like it because they can validate it 365 days a year.

Good question.

Unidentified Audience Member

If you were to adopt an impressions-based system, and so if that were to run in tandem with a system on GRPs, how long would you feel comfortable before you were to get rid of the GRP system and just use impression-based system.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

It’s a great question. I did a survey of our membership about if we move there — I mean, number one, would you move there? And number two, can you move there? And I would say, more than three-quarters basically said, “Not only can we; we would do it immediately.” And it’s where they can — that’s the only way they’re going to be able to provide an integrated program with their televisions relative to digital operations in terms of selling it on an impression basis.

The biggest issue with that quite frankly with some of the bigger agencies, it’s very hard for a media planner who knows, I want X number of GRPs to get X number of reach and frequency, right? How many impressions do I need in the market X to get that kind of reach and frequency? So that’s one of the things that there’s got to be an education part on the agency side and one of the things I grappled with on my agency side is that’s all well and good, but media planners don’t know how to do that. I mean they’re based upon — and they’re basing — the GRP is based upon a certain level of reach and frequency they’re going to get. And doing that using an impression is a very different way of doing business. And that’s going to take some time.

Unidentified Audience Member

But does that mean that the beginning of the process takes longer or does that mean that the choice of one over the other is longer?

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

I don’t think either is longer. I think it’s probably going to — what’s going to happen is the agencies will, through their planning on GRPs and just convert to impressions and when the buyers are done it will be based upon impressions. I mean that would be the easiest way of doing it.

Unidentified Audience Member

Thanks.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Sure.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Dave Boylan - Rentrak - Board Member

I appreciate that. Steve, I want to thank you. I also want to thank another Steve. Steve Walsh who was our head of sales is doing, as Bill Livek likes to call it, god’s work today. He’s out on a client call and Bill said, “You stay with the client. Dave will sub here.” So, Steve Walsh handles our sales. So it’s an incredible job, again, so I want to thank him for what he’s done to get these numbers of stations and that. And he and his team have done a heck of a job.

Steve Walsh - Rentrak - Head of Sales

Thank you, David. Thank you, Steve.

Steve Lanzano - Television Bureau of Advertising - President and Chief Executive Officer

Sure. My pleasure.

Bill Livek - Rentrak - Vice Chairman and CEO

If we could have the Convene person come up and put some chairs up here, please. While we do that, Chris, come on up. Chris Wilson, as you know, runs our national television business. And Chris was a true believer, a number of years ago, in the power of what we could do in political. And it wasn’t just because of what we had. He also sensed the sea change that was going on.

And it’s because what the politicians are able to do, they attract the best, the brightest individuals who can come together as a team and work with candidates and take some great technology. It’s just unbelievable. And Chris was absolutely right and he built a team of folks at Rentrak to be able to put together a wonderful sales organization.

And with that, Chris, as the chairs come up here, I’ll let you come up and start introducing the panel and we’ll wait for the chairs before they join us.

Chris Wilson - Rentrak - President - National Television

So come on up, guys. We’ll grab a seat and we’ll get rolling. We just need two more. Thank you. Okay, great. Thank you all. Let me just do a quick introduction of the folks that I have here with me. So to my left is Brent McGoldrick. Brent is the CEO of Deep Root Analytics. Next to Brent is Derek Turner. He’s a Product Development Director at AMG. Next is Peter Bouchard who is the Director of Media Science for Civis Analytics. And last but not the least, Scott Tranter who is the partner and founder of Optimus.

So the panel we have today is a combination of both parties. Everyone up here is doing a tremendous amount of work in the presidential cycle or election coming up in a variety of different areas. And as we learned in 2012 and we saw in the midterms of 2014, targeting is very important component as it relates to how political advertising is purchased.

So I thought it would be great to kind of hear from these guys because one of the things I think is important to understand is that these guys have been really the frontrunners as it relates to a lot of thinking behind what we’re seeing to start to occur today more on the brand of corporate side. This kind of microtargeting on the political front has been going on for many, many years. So these guys have a lot of expertise in that area and I think will provide a lot of insights into the future of how this is going to continue to evolve.

So with that in mind, one of the things I wanted to ask, and if you can just throw it open to whoever is interested in starting out is, how do you guys think the political media buy-in has changed since 2012 to 2016 presidential cycle?

Brent McGoldrick - Deep Root Analytics - CEO

I’ll take that first. Since I was involved in 2012 and down to 2016, I think on the Republican side, I think that what we’re seeing is a lot of the old sort of myths and rules of thumb fall by the wayside. So I think in the political side for years, there was this notion that you had to be on local news in heavy amounts and you had to do a thousand GRPs per creative per week, which gets pretty expensive quickly.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

And you’re primarily targeting off of Nielsen data, 35 plus, right? And that’s essentially how it’s worked for 40, 50 years particularly on the political side. And traditionally, I think, on the political side, we’ve been sort of slow to change. I think on the right after 2012, there were pockets of innovation and development but I think as a sort of broad lesson learned in terms of some of the work that Carol Davidsen and the Obama folks were doing is we have more adoption to that on the right.

And really, what you have is a much more audience-centric view of TV buying. And one of the great advantages, I think, that politics has over other verticals is that we do sort of audience intimacy and segmentation really well, right? So swing voters, base voters, we take voter files, we chop them up, we segment them, we model them. We have done that for decades. TV was sort of the last frontier to be able to do that.

And I think if you look at where politics is kind of an incubator for this, you look at other verticals where there are sort of similar — there’s a large install base or there’s a direct response or direct marketing heritage and you’ve got people who are sitting on first party files, it’s really a matter of taking that data, modeling it and then matching it up to data.

So I think that, first of all, the usage of those first party files in terms of targeting has increased. I think, secondly, the currency around audience ratings is changing. And the stat we like to throw out there is that if you look on the Republican side, if you look at the primaries up until April 1st so through March. 70% of those is probably about 145 [DMAs] in those early primary states, 70% of those media markets, if you were just to look at Nielson ratings, are Nielsen diary-only markets, which means we’re relying on bad penmanship and bad recall and socially desirable responses at the end of the week on the political side and just given the amount of money, that’s insane. So I think movement towards currencies like Rentrak, getting away from the thousand GRPs per creative per week, we’ve seen a lot of these myths fall by the wayside on the political side.

Unidentified Company Representative

I’d just expound on that from Brent’s point of view. I started looking at TV in early 2013, actually, having read a lot of articles about these guys on the stage. And so our point of view in buying television kind of is different from what I’ve read. I haven’t experienced it. But TV buying starts with a voter file, a segment, a target whereas I believe it started before with the Nielsen book and let me be specific. In Iowa there’s 1.8 million registered voters. There’s about 0.5 million Republican voters. And on average, in the last two caucuses between 125,000 and 135,000 people showed up.

So if I’m placing a television buy — which by the way is 60% of the spend of the campaign, therefore I should care about it a lot because it’s 60% of the spend — I don’t want to talk to 1.9 million people. Nielsen was two in two. Nielsen is designed to sell to big consumer companies that they can go sell to the 1.9 million people, actually more than that.

My job is to figure out who those 125,000 to 135,000 people are and make sure 60% of the spend is getting on those folks. So it really starts with a voter file, a consumer file, a list, quite a bit of modeling so I can understand that that person is going to show up and not that person. And then after that, segmentation even more.

Think of it this way, you might have an ad that really appeals to national security voters versus conservative voters. You can get that segmented even inside of a 48 daypart TV now that we have 100 plus channels. So you have your various segments and then you do your match and then you can do your buy. We all are very familiar with the DMA, the way they’re going to find your real efficiencies is in the cable [soft cells] especially among the frequency. Think of it this way, the average Republican voter has a per capita income of north to $60,000. They happen to be over the age of 55. So while I get it — broadcast as the primary medium — the people I want to talk to happen to have Direct TV, happen to have satellite, they’ve got two cars, they have a disposable income. So the people I’m going after are a whole lot different.

And so that’s why those buys come out a whole lot differently. All those points that I talked about, whether it be modeling, the segmentation, the philosophy upon the buy, that is how we get efficiency on it. That’s why we like seeing — I love seeing on old school Nickelodeon where that 5:30 in the morning, they have Andy Griffith, at $3 a rotator, that’s great. Because you know what, all my voters are watching that. I will buy that all day long and I will let everyone else buy 8:00 NBC Castle at $3,000 apiece in Des Moines in mid-January. That’s really where it’s changed.

When I talk to buyers who’ve been doing this for probably longer than I’ve been alive, they always say, “Okay, well, that sounds really fancy. That doesn’t sound — my Nielsen books has won me races for the last 20 years. And Nielsen is the gold standard, covered in platinum and this is how it works. This is how Taco Bell buys it.”

Politics is different. I’m not trying to sell a product of two-thirds of America. I’m trying to actually get, in a roomful of 10 people, only seven of them are eligible voters, five of them will vote, three of them I care about and only one of them I can persuade. Nielsen wants to talk to the 10 or measure the 10. I want to measure the one.

That’s pretty much how it changes the landscape. And from a TV buy standpoint, we work for Senator Rubio. He did $20 million of reservations starting in June. You can imagine — and he announced in April. And you can imagine what our April to June look like if I have to fit all of that inside of two months. So it certainly changes the preparation process as well.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Chris Wilson - Rentrak - President - National Television

Well, I mean that’s an interesting point. So the estimation is there’s going to be $4.4 billion spent in this upcoming presidential cycle, right? And it’s targeted at roughly 10% of the population within 14 states, roughly, right? 15 states, 13, whatever that may be. So when you look at that — and everyone talks about the fact that this is so targeted. Yet, TV is still where all that money is being spent. Does that the optimization or targeting, is that a real reason why that kind of money continues to be poured is, number one, the influence it has. And number two, that’s why tools like us are so important as it relates to how that money is being spent, is it’s so targeted at a small percentage of the population?

Unidentified Company Representative

That and there’s too much money in politics, right? So when I started in politics, the average targeted congressional rate was $1 million, right? So all of a sudden, the average targeted congressional rate is $4 million. That’s real money, right? Businesses then become starting to be efficient until there was real money in it. Once you start putting $10 million, $20 million, $30 million into a media budget, the donors start asking smart questions like, should I be buying? This isn’t a rounding error, right?

Like more money brings more accountability because people start thinking that this is a rounding error. Yes, efficiency is more I think a function of too much money — not too much money in politics. There’s never too much money in politics. But more money in politics.

Chris Wilson - Rentrak - President - National Television

So Peter and Derek, you guys worked for the OFA campaign which is the Obama for America campaign where a lot of work was done as it relates to this kind of targeting. I guess my questions is, you worked on that campaign in 2012, went through the midterms of 2014. Now, we’re going into 2016. So how have you seen the process evolve from what was done in 2012 to where we stand in 2016 coming to the next presidential cycle?

Peter Bouchard - Civis Analytics - Director of Media Science

So I think that we learned a whole lot from 2012. Caroline and I worked shoulder to shoulder building out the first one. But I think that the biggest things are, is that, number one, we built on top of the best software that like we built out the software itself for the buyer to start using themselves. But it’s also the speed at which stuff on the ground changes, we go from poll to survey data to now a target, new target. That has to happen within like a very short window. And if you don’t have the technology to actually do that type of work then you might as well have not done the poll and you’re not going to be paying attention to the right people anymore. So we spent a tremendous amount of time between ‘12 and now to build that apparatus and it’s only going to get up off the ground for ‘16 now. So it’s great.

Derek Turner - AMG - Product Development Director

I would say that each cycle has been sort of an iteration where we’re thinking of new features and trying to add new capabilities. And in 2016, I think, we’ll be thinking a lot more about how to extend reach and not just be thinking about total GRPs.

Chris Wilson - Rentrak - President - National Television

Right.

Derek Turner - AMG - Product Development Director

And I also think that in 2012, a lot of us, maybe Peter being an exception, were sort of outsiders to the media industry. You were a media buyer previously.

Chris Wilson - Rentrak - President - National Television

Yes, yes.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Derek Turner - AMG - Product Development Director

Many of the other people involved in optimization in ‘12 and since then have been technologists or statisticians who don’t have the same influence with media industry norms. And so I think there’s been, in the past couple of years, more of a convergence between media buyer culture and their norms in terms of [art] and the sort of outsiders who are trying to serve them better with new data sources and new tools.

Peter Bouchard - Civis Analytics - Director of Media Science

Yes. I mean that’s a great point because I mean we do certainly some work outside politics. And like the first question whenever we get — I’m sure you guys have gotten it from a lot of your corporate clients, like “My brand isn’t a presidential election. It’s the same exact value proposition. You’re filling out — like it’s the same exact thing, except you have a more difficult job when the consumer is voting every single day to whether or not your brand meets their needs or not.

And the entire idea of a funnel when you go from voter recognition to volunteer, to donator, to actual vote, is the same thing as awareness, intent to actual buying. So the funnels are nearly exactly the same, it’s just we were speaking two different languages. And when it comes to the media buyers themselves, I think you asked that question originally. I think they are more adept now to embrace the science of everything that we do on this stage and now are relying on it both of like for targeting, for identifying how do you create most value, but then also for even budgeting purposes.

So if we can remove this idea of points, which I know you guys all hate, if we can actually put brand metrics against it, then everybody is going to be more accountable and you need more data to be able to do that because otherwise you’re just — everything else is [in the wind].

Brent McGoldrick - Deep Root Analytics - CEO

Yes, I mean it’s interesting. Just picking up on that point, I mean one of the things that I guess we suffer from in politics as a vertical, but I think presents an opportunity particularly in this cycle is we don’t really have sort of backend sales or conversion to be able to tie this to, right? I mean you do, but then the election is over, right? We can go look at it afterward and look at whether or not somebody voted. So we need really good sort of intermediate metrics to the point around the funnel. That can be based on the polling. That can be based on site visits, donations and other things like that.

But I think if you think about 2016 from an innovation standpoint, it’s going to be around taking that targeting and I think doing a couple of things. Number one, better integrating it across media around a definition of targeted impressions as opposed to targeted GRPs. And number two, really getting into the reach and frequency, optimization and being able to say, all right, here’s a heavy consumer of TV, I need to maybe dial back the digital or dial back the number of mail pieces that hit him or by having that sort of global view of the target consumer. And so really what you have is a lot — one of the reasons I think politics in this — the vertical of politics leads and some of the others that you’re seeing in terms of using Rentrak data and targeted TV is because there’s so much more time, money, energy, resources that get put into the upfront targeting as opposed to the continual optimization from here to eternity. I mean nothing against any brand, but I mean really doesn’t matter outside of a product launch, if we optimize forever.

Chris Wilson - Rentrak - President - National Television

In this response model, theoretically figure next plan.

Brent McGoldrick - Deep Root Analytics - CEO

That’s right.

Chris Wilson - Rentrak - President - National Television

Yes, right, you don’t have that opportunity in politics, right? So you’re right. There’s a lot more effort. And like one of the things I wanted to ask, too, is that when you — the only one I’m not for sure of is Scott, is Optimus, but I know the rest of these organizations didn’t exist prior to 2012, right?

So there was this kind of — after the 2012 election there was this either increasing importance or a lot of these — I’ll almost call them — I don’t want to call it an analytic agency, right? But this whole new layer of participation in the ecosystem for a lot of these elections just didn’t exist before, right? They kind of squeezed between the campaign and the agency or the super pac and the agency to really kind of manage the efficiency of their spend.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

So how is that — historically, the presidential campaigns would do all that stuff internally, right? How is it that that these new kinds of organizations that you all run have changed that interaction with the campaigns? How do they view that and how do they interact and especially on the right, there’s more candidates than there are companies, right? So the question is, how do you manage that kind of a situation too? Or is that not a fair question?

Brent McGoldrick - Deep Root Analytics - CEO

Yes, that is totally fair. I mean, yes, the individuals existed in 2012, obviously. But the organizations didn’t. On Deep Root, we were essentially incubated out of 2012. We had what we would call sort of an alpha version of what we do now. We paid for it, we developed it, we never used it, which is another story. And really, we developed 2013, 2014. And so on the Republican side, 2014 was really our proving ground on the right for agencies to say, okay, there’s something here.

You’re right from an organizational design and organizational structure standpoint. I think there are only three or four — Scott can correct me if I’m wrong — or there were three campaigns that actually had like a chief analytics officer on the right. That’s a role you never, prior to this year, you did not have on presidential campaigns.

So presidential campaigns can afford to bring that talent in-house, right? But the brand manager leaves on November 6, right? After the election, that’s over. So really, I think the growth of analytics companies particularly on the right, just speaking for the right has really been more about what’s the institutional layer given the fact that the media buying agencies on the political side are not vast, sort of horizontally integrated functions, right? There are like 10, 15 person shops that aren’t going to have these.

So we’re basically an outsourced analytics function to the media agencies on the political side. And the campaigns obviously don’t exist to be able to bring it in-house unless you’re a really well-funded presidential campaign. So that’s sort of the evolution of where we sit between those things. I think we served the purpose of both advising and educating on the candidate side, the campaign side, as well as on the agency side. And like anything else, you have some agencies that have embraced this. And you have some that say, we don’t really like these guys because they’re too transparent or they’re making us too accountable. But it’s like any other —

Chris Wilson - Rentrak - President - National Television

If it doesn’t one little feature, a little thing —

Brent McGoldrick - Deep Root Analytics - CEO

Right. That’s right. That’s right.

Chris Wilson - Rentrak - President - National Television

What you had before. So also, I mean with the formation of companies like yours, you’re right, a lot of it was done internally with the campaigns. But now, you have organizations that leverage the learnings that have come out of politics that are now also available to corporate advertisers, right? And probably for the most part, the majority of the folks up here spent most of their time at least with the organizations they’re in now in the political space.

But more and more advertisers are coming. More brands are coming to you guys directly to try to leverage that — leverage your expertise to be able to help them attract that 10% or 15% of the population that’s their most profitable customers.

How does that work? And how do you interact with their agency, right, which may be a more traditional media buying agency or are you guys placed in the media for those customers, how does that — what does that process look like?

Peter Bouchard - Civis Analytics - Director of Media Science

It’s a very delicate conversation. So I’ll speak for [myself], like we don’t buy —

Chris Wilson - Rentrak - President - National Television

Big growth, right?

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Peter Bouchard - Civis Analytics - Director of Media Science

Sort of because there’s a land grab. They say it’s truly is a land grab, but they say that box has already been checked, but it really hasn’t. But for us, it’s just a nice conversation. We just set the tone with the agencies. We like, we don’t buy media. Like this is your job. Our job is to provide you intelligence and the software behind it all. That allows you to scale it. And a lot of the questions are really similar, it’s like, how do you digital? How do you do television? How do you do out of home? How do you do print?

And typically, we have a user flow for all of that. And then they’re like, okay, that makes sense, that makes sense. Just as long as like they know where the baton has to be passed, they’re pretty comfortable with us. But usually, it’s difficult first meeting, but after that, we’re good.

Chris Wilson - Rentrak - President - National Television

Now, are the advertiser typically your client?

Peter Bouchard - Civis Analytics - Director of Media Science

Both, to be honest. Because I think it’s just like the campaign style of the approach, right? It’s very bottom up. It’s very much like, I don’t care about people that are 25 to 54, I just care about if you can find the right acquisition target for me. Typically we say, we can find that person for you.

And they’re actually pretty surprised at how easy it is to bolt on our types of services to their existing workflows, right? Like we don’t ask our advertiser clients or agencies to tear down everything that they’ve done before because a lot of them have done very, very good work. It’s just they just need to look at it in a different angle. So that’s what we provide.

Unidentified Company Representative

I was going to say, integration is probably easier too because on campaigns I think — a campaign might be a $50 million organization that has a mail guy and a digital guy and a TV guy, it’s like there’s a guy for every mode of communication. And again, if you’re a brand with a $50 million budget, you have an agency that outsources that. That’s probably the more logical solution. But campaigns, the economics behind that campaign, our structure doesn’t allow for that. So integration is key. Yes. The media mix, right? Like media mix is such a dirty word in political campaign, but it’s common sense in the brand world.

Brent McGoldrick - Deep Root Analytics - CEO

I find one of the things that initially surprise us on the corporate side is when you’re talking directly to an advertiser, and a lot of them sort of find the sex appeal of politics like, yes, we want to run this like a campaign. We want to do what you folks are doing. And then we — okay, you don’t want to run it like a campaign. Everyone will be here until midnight.

But when we ask the question, okay, what would be great is if we could start with a file. What are you talking about, a file? Name, address, your customers. We don’t have that. Right. Do you have like an idea of who the customer — and a lot of them are very insight poor. Forget about even having the list. They don’t even — you can’t even describe their core customer. Now, some are really good. Like I talked about large installed bases, financial services really good, automotive really good, but there are a lot of industries that just don’t have that.

And even when you start the discussion around, all right, do you have — do you mail anyone anything, to Scott’s point? Oh yes, yes, yes, we have awards members. Okay, right, let’s start with that. And so in a lot of these corporate engagements, we actually start with let’s develop — let’s have a conversation about who your target is and develop a model to go out and find those people to begin with before we even get to the issue of matching in Rentrak data. But it’s surprising to me how, to my earlier point about customer intimacy, how on the political side, we’re a lot more intimate with —

Unidentified Company Representative

More fun is when they have a really good data science department inside the organization. And it’s either you butt heads at the beginning. And then they’re like, oh, we work with you guys. Can you help us get our agenda through because they want to be a data-driven organization and then we can help them kind of make that improvement especially on the marketing side, which generally just runs the house, they’re super happy about that.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Chris Wilson - Rentrak - President - National Television

So it’s more of a function of where you guys, what makes you different. It’s more a function of where you start in that process?

Unidentified Company Representative

A lot of the times.

Chris Wilson - Rentrak - President - National Television

Thinking about, what is it we’re trying to do, right? It sounds like what I’m hearing is it’s very important concept in politics not to know exactly who the 452,000 people in Ohio are that you care about. You have that list, right, and then it’s like, okay, well, that’s my group. Now, I need to figure out how to reach those people. And I think what I’m hearing you saying is a lot of them come to you and are trying to ID to identify that or they haven’t and don’t think about that way.

Now, are there certain brands or verticals that you have a tendency to gravitate towards these types of solutions and is it more niche brands? Is it broader brands of certain verticals like packaged foods or entertainment or whatever that you typically see that are probably a little more open to this kind of thinking?

Brent McGoldrick - Deep Root Analytics - CEO

I’d say there are probably three categories. I mean one is anyone with a, let’s call it a footprint under 50 markets across the country, right? So to the earlier conversation about local. Anyone who is not just automatically buying on a national basis because we’ve got a retail footprint or something like that. They’re somewhere (inaudible). There’s a direct response heritage in the company. Yes, we had that list. We got 50 million customers. We could chop that thing up where it’s [best]. Or based on verticals, it’s going to be heavily financial services, I think automotive.

Surprisingly, entertainment. I don’t know if you guys find this as well. I mean entertainment, I mean actually like TV networks. You would think they know how to do this. But a lot of the interest we get from TV networks versus tell us about these customers that we have, these viewers that we have. Because they create programming that’s not based on a demographic, right? When you’re in the TV world and you’re creating a program, you’re trying to reach some audience. You’re not necessarily trying to reach 18 to 34 just to sell advertising to them.

So that’s sort of the three categories I’d think about it at.

Scott Tranter - Optimus - Partner and Founder

To add on to that, it’s kind of like the myth of Moneyball, right? It seems that most organizations look at data analytics as a luxury and which gives them a larger competitive advantage, right? Like the myth of Moneyball is — the funny thing is the Oakland A’s only had $30 million to spend. So they couldn’t go out and buy expensive players and use analytics to augment their smaller budget. Yet you don’t see very many $30 million, $50 million market cap companies using this. You see a lot of publicly traded ones using it because that’s the next big thing. Everyone’s asking for it. And you know what, what’s another $50 million to answer for my $2 billion ad budget. That’s a rounding error.

And so, it’s interesting how they look at it, which is kind of funny. We have this thing in politics, right. At the presidential level, this is parity. Our presidential candidates must do this otherwise we will be behind. But we always say — man, if we could use this, if you’re republicans, if you could use this in the Connecticut state legislature which is a super minority for us and the average rates cost $30,000, that would be a difference maker for that state because you take these tools and you put it down in something smaller.

And that’s where I think some of the consumer side miss this — you get meetings all day long with companies with $20 billion budgets or $500 million budgets but very few with $20 million, $30 million, $40 million, $50 million budgets who would probably benefit from it more because they’re sitting there trying to do the strategy that the $2 billion company is doing.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Chris Wilson - Rentrak - President - National Television

Right. So it’s interesting. So in certain respects, maybe some of the advertisers who are gravitating toward these more advanced techniques first are mid to small advertisers in that, whatever, $20 million to $50 million range that are looking to optimize their budget. And part of that optimization is geography-based, right, because you guys are experts on local market.

Scott Tranter - Optimus - Partner and Founder

Yes.

Chris Wilson - Rentrak - President - National Television

Which leads me to my next question in that is everyone says that politics is all about local market, which historically has been the case. But there’s been a lot of conversation about the fact that more national advertising might be bought in 2016 just because of the cost efficiencies. Is that something you guys are seeing?

Brent McGoldrick - Deep Root Analytics - CEO

Yes. And I think seeing it actually ahead of 2016. I mean if you look at the advertising that ran ahead of the Iran deal, so there were probably six or seven advertisers covering about half of the country. In many cases, they were buying programming at the local level when it would’ve been much more cost-effective to buy national level programming.

And that’s not even in a presidential year with the rates being bid up and limited inventory. That’s already — so I would expect to see more of that in 2016 where advertisers say, particularly in general, say — you know what, let’s look at what that cost curve looks like and actually advertise with a national buy.

Chris Wilson - Rentrak - President - National Television

Go ahead, Derek.

Derek Turner - AMG - Product Development Director

I would say it depends entirely what the map looks like. Like deciding on how many states are truly competitive, it could be really advantageous to go national or not. I know Obama did do some national ads. I don’t know if Romney did in 2012. My guess is that the map will be as big, if not bigger, and so I expect national to be even bigger.

Chris Wilson - Rentrak - President - National Television

Now, when you’re looking at the national buy and evaluating its value, are you segmenting out just those states or you’re weighting down a putting less value on the states you don’t care about and that’s when you decide the cost efficiency of that national buy?

Derek Turner - AMG - Product Development Director

I think you generally would say non-competitive states are worth zero. Completely irrelevant.

Chris Wilson - Rentrak - President - National Television

Okay. And so you put a lot of heavy weight on those competitive states and then that’s how you evaluate whether or not — what that reach is.

So let’s move over to cross-platform, targeted TV. When you look at 2016 compared to even 2014 with the midterms, there’s a lot more inventory to be purchased, right? And when I say inventory, I mean whether it be addressable TV advertising, there was some of that in the midterms, there was virtually none of it in 2012, right? You’ve got dynamic ad insertion with Video on Demand. You have programmatic television buy and the audience base buy into TV which you guys are experts and do a lot of, if you will, at least from an audience base volume standpoint.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

What role do you see a lot of that targeted television advertising playing in 2016? Is it a significant role? Is it this is going to be a year where we’re going to see how it really works or election, we’ll see how it really works and it will play a bigger role in the future? Where is it in that lifecycle?

Peter Bouchard - Civis Analytics - Director of Media Science

So our guys love it for straight up testing of messages, like that’s a big piece of it. But I would hope that whoever is running the campaigns are looking across their budgets and looking at their national targeted CPM, their local targeted CPMs and then the addressable or like across the board, right, and then how many you can actually scale with it.

It’s definitely going to be part of it. I’m just generally weary of the cost to do that, because it’s always going to come down to that. Because if you’re not talking to one household, you’re sacrificing five others just to do addressable, whatever it nets out to be, so.

Scott Tranter - Optimus - Partner and Founder

Yes. I’m going to say the testing is the understated thing. And I think none of us will get into that super deep because —

Peter Bouchard - Civis Analytics - Director of Media Science

Right.

Scott Tranter - Optimus - Partner and Founder

— that’s the competitive advantage. But the addressable was always interesting. When it first came out with like satellite, I remember we did a match and they’re like — oh, this is cool. You can get this many targets and it’s this cost per CPM. And then I realized it was like, well, I can guess where that voter is going to watch TV cheaper than they’re charging me to deliver it to him.

Peter Bouchard - Civis Analytics - Director of Media Science

Exactly.

Scott Tranter - Optimus - Partner and Founder

And like you explain that to the salespeople and they’re like, they don’t get it. And then they’re like, you get on with an engineer and someone finally gets it and then they adjust it down until they’re like equal. And then they’re like, okay, well on paper, if you can guarantee me this, it’s good. That’s where the guarantee is run, right?

Peter Bouchard - Civis Analytics - Director of Media Science

Right.

Scott Tranter - Optimus - Partner and Founder

So think about all the technology that delivers this. It’s a cable box that hasn’t been replaced in 10 years or it’s an HD DVR that hasn’t — in politics, deliverability is key. And switching out your creative is key, right? Like if we get money back after the election and my guy loses by a point, I mean, there are people without jobs in my industry who do that. And so if someone’s going to tell me — yes, I think I’ll deliver between one and five ads, and they only deliver three, all of a sudden that’s the reason why. So that’s what kind of scares people on stuff like this.

Also inventory, when you get into it really deep, right, so watching like a Video on Demand of like The Office, and all of a sudden I’m like — Video On Demand, there’ll be no commercial, all of a sudden, there’s a commercial in there. And I was like, oh, okay, I wonder how much this costs.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

And so that’s a piece of inventory, right? That’s part of the deliverable and then there’s another kind of inventory where it’s insertible if you do it from here, it’s like actually insertible on live television, like I think all of the operators are having interesting times trying to slice and dice it so that you can get actual inventory inside of it.

And like the one question I’m sure you guys get it too, I always ask them like, okay, what kind of frequency can you get me? And I have yet to get a straight answer in a year and a half of asking, much less a believable one, but a frequency one.

So on paper, it’s where TV is going to be 10 or 15 years from now, for those of them still watching. But it’s one of those things like the technology needs to catch up with the marketing.

Brent McGoldrick - Deep Root Analytics - CEO

Yes, that’s exactly right. I think there’s also a — hopefully what we see in 2016, particularly on the right, is a — with these increased platforms, the target, I think, differentiation in terms of creative, I think there’s a philosophy broadly on the right which is fewer creatives, a more singular message.

In 2012, among my many roles, I was sort of the in-house kind of Kremlinologist looking at what the Obama people were doing and I would come into meetings and I would say — look at all the creative that they’re running. And some of our guys would go, “Well that’s just — Democrats do that, right? Because they’re a coalition —

Peter Bouchard - Civis Analytics - Director of Media Science

Exactly, yes.

Brent McGoldrick - Deep Root Analytics - CEO

They’re a coalition of special interests. You got to do one ad for women and then you’ve got to do — but I’m like, but the creative is actually selling across a bunch of different audiences. But the ability through addressability I think, hopefully then, whether it’s addressability or targeted TV, spurs on a differentiation in terms of creativity to be able to say — all right, I want a different message and has a different look and feel based on where I’m trying to go with it, whether it’s digital, wherever.

Peter Bouchard - Civis Analytics - Director of Media Science

Yes. And there’s just still basic questions that have to get answered, like what does being exposed to an ad, what does it actually do? What does that mean? What’s the halo effect of that ad? Because that’ll affect budgeting, that’ll affect frequency. Like, what does a digital ad do? So there’s just basic questions that still have to be answered. Like there still isn’t a good commissioned research study that’s public about the effect of political ads outside of the study that Rick Perry did in 2006. And that’s Rick Perry’s study.

Brent McGoldrick - Deep Root Analytics - CEO

So I want to add just to that point. I mean, one of the differences between politics and other verticals is that — obviously marketers are obsessed with did this drive sales, did this drive sales. And to my point earlier, we have other intermediate metrics we have to look at.

But particularly at the presidential level, TV advertising should be about really telling a story, right, and trying to drive a dialog, not pummeling people into submission six months out from a campaign. And so, being able to tell that story through TV ads, I mean one of the things we saw in 2012 was that one of the biggest effects of TV advertising — the advertising that we were doing was trying to create different frames and really to drive earned media and social media dialog as opposed to just move poll numbers immediately. Otherwise, why are you spending all that money in TV ads five months out of election? You should be trying to tell a story and using the power of TV as an emotional medium to be able to do that. There’s obviously heavy science behind it in terms of who you’re trying to target. But I think that gets lost on the political side very easily.

Chris Wilson - Rentrak - President - National Television

And part of this is just intellectual curiosity. So we’ve talked a lot about how the television advertising is being bought and sold so differently and evaluated than it has in the past. The polling, right, which is your metric between when you started to raise campaign and decided who’s going to win or lose, is still pretty much what it’s been in the past, correct? Or are you seeing new techniques or new services or approaches out there that may leverage social media or online or things to that effect that help you get a better pulse or signal on how that exposure is actually affecting the voters that you’re interested in?

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Scott Tranter - Optimus - Partner and Founder

I mean, I can only speak for —

Peter Bouchard - Civis Analytics - Director of Media Science

Social sentiment you mean, right? Measuring social sentiment?

Chris Wilson - Rentrak - President - National Television

I’m not trying to stir a conversation in any one direction.

Peter Bouchard - Civis Analytics - Director of Media Science

No.

Chris Wilson - Rentrak - President - National Television

I’m just saying that typically, when you think of polling, you pick up the phone, you’re making phone calls and boom, here it is and the survey was done and this is — it says this is the person in the lead, this is the person at the end of the trail. Is there more and more advanced techniques that are being developed to — because there’s been a lot of criticism about how effective polls are.

Scott Tranter - Optimus - Partner and Founder

Yes.

Chris Wilson - Rentrak - President - National Television

How effective surveys are in the United States.

Scott Tranter - Optimus - Partner and Founder

Yes. I was going to say I think, yes, because everyone thinks of polling as phone but polling is statistical sampling. And you get sample from anything. I mean, your primary product we’re talking about today is a sample. And it will certainly be different 15 or 20 years from now if I think all of these products — every one [of us] will probably be developing our own things and whoever comes up with that will dominate how we interpret public opinion going forward.

But I think it’s easy to say interpreting a sample is not just on the phones. There’s observed sample, there’s prompted sample, for instance. Rentrak data is observed sample. I know that you watched a rerun of Kardashians last night and not Bill O’Reilly. So maybe that says something about you. Maybe I can interpret something that just like when I call you on the phone and ask you who you’re going to vote for and you tell me that, that’s a piece of sample that’s prompted.

So if you think about polling or at least opinion measurement in those facets, look around you and say — okay, well is it receipt data, sample that I can use to interpret is whether or not someone buys something or does something or doesn’t do something. All of this can be interpreted.

It’s kind of funny, like I remember reading a story. I can’t remember if it was the ‘14 or ‘12 election. Someone had figured out how to run a poll on Xbox Live and they had figured out after the fact that they can tune it in a way that they can predict the election. And that’s basically a stats nerd way of saying, yes, I can take the data and if I tune it enough, I can get the answer I want. It’s kind of like — I can take tofu and if I cook it the right way, I can make it taste like the best steak in the world. It may take me a while, take a lot of skill and I may spend 10 years in culinary school to do it, but the same thing with samples.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

And I think that’s where polling is going to go is if you look at sample as a generic thing not just over the phones and then if you’re able to tune it to get the answer, that’s kind of where it’s going.

Peter Bouchard - Civis Analytics - Director of Media Science

Yes, there’s definitely new methodologies. And to your point, it’s always going to boil down to the people that you’re sampling and then the weighting of those people. It’s dangerous.

Scott Tranter - Optimus - Partner and Founder

Yes.

Peter Bouchard - Civis Analytics - Director of Media Science

I mean, if you’re wrong, you’re very, very wrong. And then all the great work that we’re doing about using it to extrapolate to a national level then use all this Rentrak data, like if you’re wrong in that stuff —

Scott Tranter - Optimus - Partner and Founder

It’s over.

Peter Bouchard - Civis Analytics - Director of Media Science

Yes.

Scott Tranter - Optimus - Partner and Founder

You’re done.

Peter Bouchard - Civis Analytics - Director of Media Science

Like you’re telling —

Scott Tranter - Optimus - Partner and Founder

You better —

Peter Bouchard - Civis Analytics - Director of Media Science

You’re telling your candidate that you’re winning when you’re losing by five points.

Scott Tranter - Optimus - Partner and Founder

Yes. Yes. And that’s how you not get a job next time, yes.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Peter Bouchard - Civis Analytics - Director of Media Science

And so now, I mean we think like media buyers were more difficult in ‘12. Now it’s working with pollsters because like same kind of issues, right? Like we did this chart — I’m trying to think. But on average, we were like I think less than half a percentage point away from the actual results in 2012. And we have this awesome validation chart looking at all public polling, particularly with Gallup, right, where Gallup had Romney up by like two or three points going into election day, something like that.

And it’s just like the pollsters themselves now are like — oh, this would be really helpful. Can you tell me exactly the phones I should be calling or the exact people I should — yes, we can help with that. But, yes, if you’re wrong at the very beginning, your entire apparatus could just generally fall apart.

Derek Turner - AMG - Product Development Director

I would add that, yes, I think the polling methodologies are advancing a lot. But there’s still a lot of pollsters that do a terrible job with it. So it’s a really uneven field. Sort of to your point, Scott, I think that the fact of response rates this is like the biggest —

Scott Tranter - Optimus - Partner and Founder

Yes.

Derek Turner - AMG - Product Development Director

— driver of that. And older white women are like dramatically more likely to answer a phone call than young Latino men or are much easier to get on the phone. So you have to really oversample the young Latino men if you want to get a good prediction. But most pollsters don’t do that properly.

Peter Bouchard - Civis Analytics - Director of Media Science

Yes. We did this piece a couple of weeks ago just about those facts. If you want to read about it — we had this brilliant guy named [Masso] working for us. He’s a survey methodologist and some of these guys on the stage have met him before. But we were out talking about who exactly is saying that they’re going to be voting for Donald Trump. And net net of the story was that actually his report was way more inflated — still higher than everybody else but is way more inflated than people give him credit for. And now it’s like four or five weeks later and that’s coming to bear because his sampling methodologies were way better than what other people were doing in the public and like conflating what the actual reality was.

Chris Wilson - Rentrak - President - National Television

Yes, where I was going with that also is that — so that information obviously is critical to understand how your exposure is performing, as Brent had said earlier. Have any of you really taken and looked at exposure to certain ads by segment with Rentrak and then compared that against contractive against polling members to kind of understand how that exposure is affecting the election?

Scott Tranter - Optimus - Partner and Founder

The short answer is yes (inaudible).

Chris Wilson - Rentrak - President - National Television

The answer I suppose —

Scott Tranter - Optimus - Partner and Founder

One thing I will say it was interesting, so early on we were fooling around with Rentrak stuff. One of the pushback you get from a lot of buyers is recall and recognition. Like they want to know did they really see this, right. And that’s like the obsession of all media placement folks. That’s why there’s competitive, that’s why there’s creative tracking, that’s why they have this and that.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

And so, someone came up and — my stats teacher would kill me for this but we did it anyway — they’re like, well, look, I’ve been doing this for 20 years. I want you to do a 700-person poll against the universe and I want you to ask them a recall question. And if the recall comes back at 65% like I’ve seen for the last 20 years when I’ve been doing TV buys, it means that you did it.

And I was like well — and they showed me the question and I would have failed my survey design class and all that. It was a horrible way of measurement. But okay, we’ll go ahead and do it. And so, what we did is — it was funny, the buyer — we were using Rentrak and one [DMA] and not another. And it was great, so what we did is we paid to double the sample. And so then we did the sample inside of the target universe that was using Rentrak and then a sample outside of it, and asked the exact same question between the two. Actually, we tripled the sample because we wanted a lower margin of error because that seems to be the sexy thing — it actually doesn’t mean anything, but they like the lower margin of error.

And in any case, what came back was inside the Rentrak universe was north of 70% on the recall recognition questions and inside of the non-Rentrak targeted universe was right around 50%. And they didn’t believe it, so we did it again. Repeated it again for multiple weeks. And again, used their survey methodology. Actually, they had a pollster repeat it, so all of that and so from a recall recognition standpoint, it proves — I disagree a little bit with the methodology — but using their methodology proved what they thought to be untrue true.

And I think that moment for us was interesting because you are wondering like, okay, I guess I’m putting that commercial on at 3L30 instead of 4L30. Is it that big of a deal? But, yes, in aggregate, over millions of dollars it makes a difference.

Brent McGoldrick - Deep Root Analytics - CEO

And I would say, so, yes to your question, we’re doing that. And I think we’ll be doing more of it. The Rentrak data really allows us to do a lot of things around probabilistic exposure and looking at what is our audience watching, where are we going to target it, and then ingesting ad occurrence data to say, okay, we know with a reasonable degree of certainty that this audience is exposed to it, what does that treatment do.

The problem I think as we go through a presidential election, with recall as a metric, is unlike any other vertical or any other advertising, there is a ton of earned media out there. So asking somebody whether they saw the 15th Hillary Clinton ad is going to be really difficult.

Chris Wilson - Rentrak - President - National Television

Right.

Brent McGoldrick - Deep Root Analytics - CEO

And we’ve got to move beyond just ad recall which pollsters will sort of slap this question on and it’s October in election year and we’re asking people whether or not they’ve actually seen an ad. One of the things we did in 2012 is, to prove this out, we were actually surveying around specific pieces of creative that the Obama campaign as well as a [part of USA] ran in markets where they have never advertised it at all, just to be able to demonstrate the lift that that provides around earned media. And you have like 60% recall. So it’s like —

Chris Wilson - Rentrak - President - National Television

So 60% saw an ad that didn’t run.

Brent McGoldrick - Deep Root Analytics - CEO

Or they thought they did or they didn’t know —

Chris Wilson - Rentrak - President - National Television

Right.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Brent McGoldrick - Deep Root Analytics - CEO

To my earlier point around these other metrics other than recall, recall is critically important, no question about it. But we have to look at other things and be able to fuse different datasets and look at what’s going on in terms of social media and visits, and what have you.

And it’s really for the benefit of advertisers to sort of broaden this out beyond just did this advertisement do this at the very end. And that’s ultimately the question. But in politics, we’ve got to do a lot more around the linkages on that conversion chain.

Chris Wilson - Rentrak - President - National Television

So going in 2016, do you guys see more coordination between television and digital than in the past? Because it seems that historically, they have kind of been in silos. I think Scott mentioned that. You’ve got a guy for this, a guy for this, and a guy for this. Is it more of an integrated marketing plan in 2016 than in the past? Or is it just really TV, digital, those are the two pillars on the ground, let’s make sure we get those right?

Derek Turner - AMG - Product Development Director

At least in the context of the Obama campaign, digital persuasion was very much coordinated with TV persuasion. And so, digital persuasion was mostly pre-roll video. And that was usually like a 15-second cut-down of a 30-second spot that we’d be running on TV. And so it would be driven by the same sort of messaging shop in the ad production and selection process for both of them.

And then there was a distinction between digital persuasion and digital fund raising, party-building grassroots, volunteer-gathering, those kinds of things. So those had separate budgets and the fund raising aspect was completely uncoordinated with the persuasion aspect.

Chris Wilson - Rentrak - President - National Television

So I guess one last question since everybody here is obviously highly interested in television. What’s the over/under on the 4.4 billion?

Derek Turner - AMG - Product Development Director

I’d take the over.

Chris Wilson - Rentrak - President - National Television

Over.

Derek Turner - AMG - Product Development Director

Definitely over. Definitely.

Unidentified Company Representative

Yes, probably over.

Derek Turner - AMG - Product Development Director

I think I would as well.

Peter Bouchard - Civis Analytics - Director of Media Science

So we’re going to come out with an estimate of 4.8 billion, just so that we’re the experts now.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Bill Livek - Rentrak - Vice Chairman and CEO

Right. So we actually have one more question, though. Who’s going to be the Republican nominee?

Chris Wilson - Rentrak - President - National Television

That was —

Bill Livek - Rentrak - Vice Chairman and CEO

Who’s going to be the Democratic nominee?

Chris Wilson - Rentrak - President - National Television

Hang on a second, Bill. So this is why you deal with me and not him. I would never ask you that question.

Bill Livek - Rentrak - Vice Chairman and CEO

With that, are there any questions from the floor? Laura, please.

Laura Martin - Needham - Analyst

So we’ve spent a ton of time on the next 18 months, but given how much is changing, I would love to hear your vision on 2020 and what will be different then. And within that, I’m very interested in your view on the mix of money spent in 2020 on TV versus digital because TV is getting better, it’s getting more targetable. But does that make it, on an impressions basis, more substitutable with digital so that we start tilting money towards digital as TV gets sort of better and more impressions-based?

Peter Bouchard - Civis Analytics - Director of Media Science

So from my perspective, the over the topness of networks is going to be — determine all of that. Like if more networks actually build a over the top product that can be measured and then you can insert ads into it, that will be a game-changer, I think, and also connected television. You saw the releases from Verizon earlier in the week and everything like that. I mean, whoever can get that sort of wired house television environment together in one place, then I think that’s where 2020 is going to be.

Brent McGoldrick - Deep Root Analytics - CEO

I would agree. I would also add a sort of fact of the political calendar which is 2020, the odds are you will have an incumbent running for reelection. Well, you might, they might not run. Something like —

Bill Livek - Rentrak - Vice Chairman and CEO

I think I’m [good] but —

Brent McGoldrick - Deep Root Analytics - CEO

But historically speaking, I’m on safe ground there. But what that means if you look at 2012, if you look at 2004 on our side, is that that probably means about a year and a half where the incumbent party has significant amount of money, significant amount of testing that takes place. So I think that given the complexity of the media environment which are having more over the top tools, I think there’s possibility for greater advantage on the technology and targeting side for whoever wins this particular election. Yes, and I think a lot of that is going to rebound to the benefit of OTT and directly address them.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

Bill Livek - Rentrak - Vice Chairman and CEO

Yes, Tom.

Tom Eagan Analyst

Great. I guess this is for Chris or for Bill, which is looking back to 2012, how much did political [bin], how much did that help Rentrak? And as we look at 2016, what should we expect?

Bill Livek - Rentrak - Vice Chairman and CEO

Yes, let me take that and I’ll let Chris add or tell me that I’m full of hot air. We always looked at the business very simply. It’s a lot of verticals. And if you do really well helping the vertical conduct business better, it helps us as a business. And political absolutely helped Rentrak. And it’s because a lot of these great folks who work in campaigns win elections, help people, their reputation then moves on. Some of the great folks that we’ve worked with move into the other sectors of the economy and they bring the techniques.

So, political has helped us a great deal, as has the auto vertical, the consumer packaged good vertical, the retail vertical because of credit cards. So we look at the very complicated business not that you approach it this way, you approach it this way, a sliver at a time.

Chris Wilson - Rentrak - President - National Television

The only thing I would add that makes political ads a little bit different for us is that as these guys kind of alluded to, political’s a one-day sale, right? So once that’s over with, then everyone goes off and says, “What did we learn from the campaign, how do we get better at it?” It’s an area that people have a lot of interest. So they talk about what worked and what didn’t work, right.

So if we’re working with a brand customer — and let’s say “Consumer Packaged Goods Advertiser X” — and they find something that really works well, they’re not telling anybody, right? So they’re keeping that a secret. They don’t want their competitor to know. And their competitor is going to be their competitor tomorrow.

In politics, afterwards, it is like, okay, just like these guys have talked about — Brent mentioned — hey, we learned a lot from what OFA was doing, what Obama was doing. So for us, it’s been very beneficial because I think it’s helped really push forward that thinking around how do we effectively start to use television in a more targeted fashion to generate results and have some real life case studies that people can refer to and then point to and say — yes, look, these guys get a 30% lift in efficiency or 40% lift in efficiency and why shouldn’t I be doing the same thing? Which is why today you see a lot of these advertisers we talked about in the earlier panel say — you know what, these advertisers hear about this stuff and they want to know what their agency is doing about it.

Bill Livek - Rentrak - Vice Chairman and CEO

Right, thanks. Thank you. And Laura, I’ll bet you in 2012 we’ll be up here and we will be talking about how digital and television are no longer TV. It’s all digital.

Laura Martin - Needham - Analyst

I wanted to ask a question about your business models. So you guys all sort of run full out until November 6 and then you have these companies and everybody sort of takes a week and sleeps. And then what happens? Do you guys stay on the political thing or do you suddenly go for a year or two somewhere else before the politics come back? And how do you run a business around something that only happens every two years and in a big, big way, every four years? I’m interested in your business model and how you thrive.

Scott Tranter - Optimus - Partner and Founder

Yes. I think you identified why there’s no publicly-traded political consulting firms. Seriously, think about it this way. I mean, it is difficult. I know everyone up here has corporate work and things like that. But you’ve identified an interesting aspect of the industry. And I think I said earlier, the amount of money in politics has grown exponentially over the last 15 years. It was pretty normal 15 years ago. We are now getting enough money in politics.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

I started my business in early 2013 coming out of the Scott Brown campaign and having done this. And the question me and my founders had was — we know this is going to be affordable, like there’s going to be enough money in politics, but do we pick a cycle too early or do we pick a cycle too late, right? So, 15 years from now, we’re not going to be too expensive or this is going to be the norm.

The question is, as it ramps up, does it go bigger. And I think you’ve identified. It’s big bang and cyclical. But there’s a lot more money in politics and people are starting to spend money a little bit smarter. And they realize that I can spend two-thirds as much or one-third less if I spend it 12 months earlier, because analytics is a lot and they see that, oh okay, well, it’s cheaper to change a voters’ mind in June of 2015 than it is in June of 2016, those types of things.

Peter Bouchard - Civis Analytics - Director of Media Science

Yes. I mean, our business model is services software and Software as a Service. So I think our balance sheet looks a little bit different because it’s an election cycle. But I mean, our roster is built up of companies from non-profits to corporations to political organizations, so we’ve really diversified since 2012. And I think us building out a business and having the pressure of a board that’s pretty high profile, for at least Civis, makes us drive to build out the business that is sustainable, that’s not relying on a business cycle.

The week off that you mentioned, like Civis won’t take that off. Civis will just be business as usual, like next client, come on in.

Brent McGoldrick - Deep Root Analytics - CEO

Yes, I would echo that. I mean, the revenue cycles are very lumpy. We are focused on advocacy as well. So you could view it as sort of in between political and consumer. And particularly, again, we are going to have a new president, feel pretty safe saying that. Those tend to be the first six to eight months of that, of a new president’s term tend to be when the agenda is shaped and when you get a lot of dollars come off the sidelines trying to shape that agenda. So advocacy will be big in 2017.

And then of course on the corporate and consumer side, to the point that we made and the reason we’re up here is there is — about this vertical, there’s a certain sort of sizzle about political that people, they like the sense of urgency, they like the sort of targeting mindset. There are a lot of companies that engage us because they want that same sense of urgency. All of our people are used to working on crazy timelines and we turn things around for companies. So there’s a heavy amount of diversification.

And I also think that if you look at — Chris, to earlier point, if you look at — people knock on politics all the time, right, and say it’s all negative ads. But actually, if you look at the most competitive markets, in which it’s a market share battle, those ads and that creative kind of looks like politics. You see like State Farm and Allstate will kind of take shots at each other. So one of my life’s missions is to make every vertical as contentious as political.

Bill Livek - Rentrak - Vice Chairman and CEO

Well, thank you, folks, and thank you, Chris, for running a heck of a panel. You guys have been great and you’re an example of how the industry functions incredibly well. Thank you and thank you all for attending this investor day that is very special. We talked about the merger with comScore. We talked about multiplatform. We discussed local. We discussed how all of these verticals work well together.

I guarantee one thing, too, like we will have a new president, we will be here next year with a combined company talking about our vision for the future. Thank you all and thank you for trusting us.

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OCTOBER 01, 2015 / 04:30PM GMT, RENT - Rentrak Corp Investor Day

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